Exhibit A

MARKET OVERVIEW

Overview

We are focused on helping our shareholders take advantage of the New York City real estate market. Our long-term investment goals are as follows:

- **New York City Focus** — Acquire high-quality commercial real estate located in the five boroughs of New York City, with a focus on Manhattan;
- **Cash Flow Generating Properties** — Invest primarily in properties with 80% or greater occupancy at the time of purchase;
- **Potential for Appreciation** — Purchase properties valued using current market rents with potential for appreciation and endeavor to acquire properties below replacement cost;
- **Low Leverage** — Finance our portfolio opportunistically at a target leverage level of not more than 40 – 50% loan-to-value (calculated after the close of this offering and once we have invested substantially all the proceeds of this offering);
- **Diversified Tenant Mix** — Lease to a diversified group of tenants with a bias toward lease terms of five years or greater;
- **Monthly Distributions** — Pay distributions monthly, as described under Management's Discussion and Analysis of Financial Condition and Results of Operations — Distributions";
- **6-Year Exit** — We expect to sell our assets, sell or merge our company, or list our shares of common stock within six years of the end of our offering stage; and
- **Maximize Total Returns** — Maximize total returns to our stockholders through a combination of realized appreciation and current income.
- **Positive Spread** — Purchase properties that provide a positive spread between cash flow yield and borrowing costs.

Our real estate team is led by seasoned professionals who have acquired over $20 billion of real estate and real estate-related assets and who have institutional experience investing through various real estate cycles. Each of our chief executive officer and president has more than 20 years of real estate experience Our chief operating officer has more than eleven years of real estate experience and our chief financial officer has over 20 years of commercial lending experience We believe a number of factors differentiate us from other non-traded REITs, including our geographic focus, our lack of legacy issues, our opportunistic buy and sell strategy and our institutional management team.

New York City Office Market Overview

1-A

1

New York City has been called the "financial capital of the world." Even though Manhattan is an island with less than 23 square miles of land, it is also one of the largest real estate markets in the United States As depicted under "— New Supply Trends," the Manhattan office market currently contains nearly 400 million square feet of office space, which, according to Cushman & Wakefield, is more than the office space in the central business districts of Chicago, Boston, Los Angeles, San Francisco, Philadelphia, Dallas and Atlanta combined. Additionally, Cushman & Wakefield notes that even just the Midtown Manhattan office submarket, between 34th Street and 59th Street, contains more than 200 million square feet in an area that is less than three square miles and holds more office space than the central business district any other city in the country

2-A

Total Square Feet of Office Space


394 million square feet
New York City (Manhattan)
Los Angeles
Philadelphia
Atlanta
Boston
San Francisco
Dallas
Chicago
386 million square feet

Source. Cushman & Wakefield, Q2 2014. Data refers to the central business district

Employment Trends

In our view, employment is a key driver of real estate demand, especially demand for office space. According to Cushman & Wakefield, New York City lost approximately 130,000 jobs from April 2008 until December 2009. This compares to approximately 150,000 jobs lost in the 1990 – 1991 recession and approximately 140,000 jobs lost in the 2001 – 2002 recession However, New York City gained approximately 360,000 jobs from December 2009 through May 2014, resulting in a net job gain of approximately 230,000 jobs since the cycle of job losses began in April 2008. According to the U.S. Bureau of Labor Statistics, the unemployment rate as of April 2014 in Manhattan was 6.0%.

NYC Employment Trends


4,100
4,000
3,900
3,800
3,700
3,600
3,500
3,400
3,300
3,200
Thousands of Persons
1990 1991 1992 1994 1995 1997 1998 1999 2001 2002 2004 2005 2007 2008 2009 2011 2012 2014
National Recessions
NYC Employment

Source: U.S. Bureau of Labor Statistics, Cushman & Wakefield Research, data through May 31, 2014

New Supply Trends

We believe that one of the most attractive characteristics of the New York City real estate market is that new supply is limited. In fact, according to Cushman & Wakefield the actual inventory of office space in New York City declined since 1992 due to the loss of the World Trade Center and a significant number of conversions of office buildings into residential buildings. While the inventory of existing office space has declined in New York City since 1992, total jobs in New York City have increased more than 20% since January 1992 even after factoring in recent job losses, as demonstrated in the above "NYC Employment Trends" table.

Many real estate markets across the country are potentially vulnerable to both large increases in supply and large decreases in demand. According to Cushman & Wakefield, New York City actually faces a potential supply shortage over the long term. In the three decades from 1960 to 1990, the new supply of office space in New York City averaged more than 5.5 million square feet per year. However, between 1990 and 2010, the new supply of office space in New York City averaged approximately 1.5 million square feet per year.

Manhattan Office Market — Existing Office Space


400.2
Million
Sq Ft
Million
Sq Ft
400,000,000
300,000,000
200,000,000
100,000,000
0
Square Feet
1990
2000
2010

Source: Cushman & Wakefield Research, 2014 data through Second Quarter

Vacancy Trends

According to Cushman & Wakefield, the vacancy rate in the New York City office market as of June 2014 was approximately 10.3% up from the 5.3% vacancy rate in mid-2007 when vacancy rates began to rise in the New York City office market. The vacancy rate in Manhattan peaked at approximately 18% after the 1990 – 1991 downturn and at approximately 12% after the 2000 – 2001 downturn. Cushman & Wakefield estimates that the average vacancy rate in New York City over the long term is 7 – 9%.

Manhattan Office Market

Vacancy Rate


18.5%
17%
15%
13%
11%
9%
7%
5%
3%
11.6%
10.3%
5.3%
3.5%

Source: Cushman & Wakefield Research, 2014 data through June 1, 2014

Rental Rate Trends

Rental rate trends typically follow vacancy trends but with a lag. In this most recent recession, asking rents in the Manhattan office market declined by over 26% since they peaked in the third quarter of 2008 according to Cushman & Wakefield. However, "net effective rents," which we believe to be a better measure of true economic rents, fell by more than 32% over the same period. Net effective rents are the asking rents adjusted for free rent and other monetary concessions given by the landlord to tenants. As real estate markets recover, we believe the typical pattern is to see an improvement in occupancy followed by a recovery in net effective rents followed by a rebound in asking rents.

Manhattan Office Market — Asking Rents


Rent ($) per Square Foot
$80
$70
$60
$50
$40
$30
$20
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
(22.5%)
84.6%
(26.3%)
Current asking rents need to increase 13% to meet '08 peak
13%

Source: Cushman & Wakefield Research, 2014 data through Second Quarter

Annex 1

Market	CBD
Manhattan	393,859,367
Chicago, IL	126,313,520
Washington, D.C.	107,925,388
Boston, MA	65,982,535
San Francisco, CA	49,814,266
Atlanta, GA	48,837,454
Philadelphia, PA	40,889,850
Houston, TX	37,934,428
Orange County CA	37,590,452
Los Angeles CBD	27,325,154
Denver, CO	27,055,392
Dallas, TX	26,473,599
Portland, OR	23,080,419
Sacramento, CA	18,880,893
Phoenix, AZ	16,407,424
Miami, FL	13,792,017
Baltimore, MD	12,924,026
Oakland, CA	12,665,060
San Diego, CA	10,971,722
Fairfield County CT	8,629,196
Jacksonville, FL	7,730,794
Orlando, FL	7,213,799
Hartford, CT	7,090,439
Silicon Valley CA	7,006,963
Tampa, FL	6,405,382
Westchester County NY	6,207,675
Ft. Lauderdale, FL	5,024,591
Palm Beach, FL	3,208,460
New Haven, CT	2,749,961

A

Annex 2

MANHATTAN CAPITAL & LEASING MARKET OVERVIEW
2nd QUARTER 2014

NEW YORK CAPITAL MARKETS GROUP



CUSHMAN & WAKEFIELD®

C&W NY Capital Markets Group

TABLE OF CONTENTS

ECONOMIC OVERVIEW

Economic Overview by

Ken McCarthy
Executive Managing Director
Cushman & Wakefield
Research Services
Tel: (212) 841-2502
ken.mccarthy@cushwake.com

CUSHMAN & WAKEFIELD

ECONOMIC OVERVIEW

1H 2014 Macroeconomic Themes

- US job market continued to strengthen during the first half of 2014, with the unemployment rate falling to 6.1% in June, its lowest level since September 2008.
  - Although the proportion of the population actively engaged in the labor force remains near the lowest level in 36 years at 62.8%, there were several other indicators showing improvement in labor markets.
  - The number of job openings has increased rapidly, reaching previous peak levels while producing a more positive outlook for the near-term prospects in the labor market.
  - Employment in office-using industries is now at an all-time high, with more than 450,000 jobs above the pre-recession peak, an overall positive sign for the real estate sector.
- Positive improvement in the labor market has raised some questions about the Fed's policy in the financial markets. Despite a quickly declining unemployment rate, the Fed has backed off its original thresholds for shifting monetary policy, with the expectation that it will hold rates for the foreseeable future.
- Though inflation-adjusted after tax income is improving at an annualized rate of 3.0%, consumers remain relatively cautious. After nearly five years of expansion, consumer spending has only increased 2.2% per year – a little more than half the average pace during the previous four recoveries.
  - With household debt burdens continuing to decline, Americans should be in a better position to spend. However consumer confidence remains unchanged since the end of 2013.
  - Auto and motor vehicle dealer sales, a key driver for the retail sector, however, have improved steadily since 2011 with sales up 11.1% year-over-year.
- Housing demand, driven largely by the current low interest rate environment, has produced meaningful growth in the housing market, with the Case Shiller Index up 13% year-over-year. Though housing starts remain below expectations, homebuilders confidence has strengthened thanks to employment market improvement and pent-up demand bringing more buyers to the marketplace.

ECONOMIC OVERVIEW

US vs. NYC Payroll Employment


140,000
135,000
130,000
125,000
120,000
115,000
110,000
105,000
100,000
US Payroll Employment (000s)
4,400
4,200
4,000
3,800
3,600
3,400
3,200
NYC Payroll Employment (000s)
1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013
NYC Job Change
4/08-9/09 -140,800
9/09-5/14 +369,20
National Recessions
U.S. Employment
NYC Employment

NYC gained 75,000 jobs over the past 12 months, with a total payroll employment level over 4.0 million. While employment growth in NYC has outpaced the US overall by a wide margin during the early stages of the recovery, job growth across the nation has matched pace with NYC over the last year.

Source: US Bureau of Labor Statistics, Cushman & Wakefield Research

ECONOMIC OVERVIEW

US Number of Job Openings


6,000
5,000
4,000
3,000
2,000
1,000
0
# of Job Openings (000s)
5.3MM (Jan '01)
4.6MM (Jun '07)
4.6MM (May '14)
2.1 MM (Jul '09)
17% CAGR
Dec-00
Aug-01
Apr-02
Dec-02
Aug-03
Apr-04
Dec-04
Aug-05
Apr-06
Dec-06
Aug-07
Apr-08
Dec-08
Aug-09
Apr-10
Dec-10
Aug-11
Apr-12
Dec-12
Aug-13
Apr-14
Recessions
Job Openings

The number of job openings is increasing rapidly with the number of availabilities currently at its highest point in seven years, while producing improved optimism for meaningful near-term growth in the labor market.

Source: US Bureau of Labor Statistics, Cushman & Wakefield Research

C&W NY Capital Markets Group

ECONOMIC OVERVIEW

US Unemployment Rate vs. Inflation



10.5%
8.5%
6.5%
4.5%
2.5%
0.5%
Unemployment Rate (%)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
Personal Consumption Expenditures (% Change YoY)
6.5% Unemployment Threshold
2.0% Inflation Threshold
2008
2009
2010
2011
2012
2013
2014
Unemployment rate
Personal Consumption Expenditures - % Change YoY

With the Fed backing off its 6.5% unemployment threshold during 1Q14, outlook for a continued low interest rate environment remains unchanged. Instead, the Fed will favor a more qualitative assessment of the jobs market and a 2% inflation threshold for raising the federal funds rate.

Source: US Bureau of Labor Statistics, Federal Reserve Bank of St. Louis, PIMCO

ECONOMIC OVERVIEW

US Motor Vehicle Sales


22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
Millions of units
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Auto and motor vehicle dealer sales, a key driver for the retail sector has improved steadily since 2011. Totaling nearly $89 billion over the last 12 months, auto sales are up 11.1% year-over-year.

C&W NY Capital Markets Group

ECONOMIC OVERVIEW

US Equity Market Performance



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
DJIA Index Level
2,500
2,000
1,500
1,000
500
0
S&P 500 Index Level
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
DJIA
S&P 500

The Dow Jones Industrial Average, which is up 9% year-over-year, has maintained all time highs through most of 1H 2014 with investors showing sustained confidence in the equities market.

ECONOMIC OVERVIEW

Change in Housing Values since 2009


185
180
175
170
165
160
155
150
145
140
S&P Case Shiller Home Price Index (Jan 2000=100)
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
Mortgage Rates
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
Case Shiller 10-City Home Price Index
30-Yr Fixed
5/1 ARM

Housing demand, driven largely by the current low interest rate environment, has produced meaningful growth in the housing market, with the Case Shiller Index up 13% year-over-year. Though housing starts remain below expectations, homebuilders confidence has strengthened thanks to employment market improvement and pent-up demand bringing more buyers to the marketplace.

Source: S&P Case Shiller Home Price Index, Freddie Mac, Federal Reserve Bank of St. Louis, National Association of Realtors

EQUITY CAPITAL MARKETS

National Equity Capital Markets by

Janice Stanton
Senior Managing Director
Cushman & Wakefield
Capital Markets Group
Tel: (212) 841-5025
janice.stanton@cushwake.com

CUSHMAN & WAKEFIELD.

C&W NY Capital Markets Group

EQUITY CAPITAL MARKETS

US Overview

- Commercial real estate investment volume totaled more than $150 billion during the first half of 2014, a 10% year-over-year improvement, as positive trends were experienced across all sectors.
- Real estate fundamentals continue to firm, with multifamily vacancy rates below pre-recession levels, as well as forecasts that call for gradual drops in vacancy rates across all asset types as construction remains in check.
  - Rents, which bottomed in 2012, have now recovered across all property types with the strongest rent recovery in the hotel, CBD office and multifamily sectors.
- Despite a broadening of investor target, pricing in gateway cities has surpassed previous peak levels, indicative of investor willingness to pay a premium for opportunities in core markets.
  - Cap rates remain bifurcated between top tier markets and "other" CBDs. Midtown Manhattan Class A assets are trading at average cap rates of 3.9%.
  - As a result of a marginal increase in interest rates, cap rate spreads to Treasuries have reverted to their long-term averages, declining from near historic highs in the past year.
- Four of the world's top five favored investment cities as identified by the AFIRE Foreign Investment Survey are located in the US, showing a sustained preference for global real estate capital placement in America.
  - Investors remain focused on the quality of both product and rent roll, with primary market assets in highest demand – though investors continue to show improving appetite for higher yielding opportunities in secondary and tertiary locations.

Source: Real Capital Analytics

EQUITY CAPITAL MARKETS

US REAL ESTATE TOPS GLOBAL "BUY LISTS"

AFIRE 2013 FOREIGN INVESTMENT SURVEY: TOP 15 INVESTMENT CITIES

CITY	RANKING TREND	2013 RANK	2012 RANK	2011 RANK	2010 RANK
London	↑	1	2	2	3
New York	↓	2	1	1	1
San Francisco	↔	3	3	5	10
Houston	↑	4	5	0	0
Los Angeles	↑	4	14	15	10
Tokyo	↑	6	14	11	14
Madrid	↑	6	25	21	8
Munich	↔	8	8	13	14
Paris	↓	9	6	6	4
Washington DC	↓	10	4	3	2
Sydney	↓	11	6	6	9
Shanghai	↑	11	12	9	5
Berlin	↑	11	14	21	14
Hong Kong	↑	14	19	8	7
Toronto	↓	15	14	11	22
Miami	↑	15	25	28	22

The US is the top global investment market according to the survey for both stability and expected returns.

GROSVENOR COMMERCIAL PROPERTY TOTAL RETURN FORECASTS, 2014 Q2


Top Twenty Global Markets by Total Return Forecasts
Total return 2014-2018 (% p.a.)
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Global property WACC = 6.25 %
Portugal SCs
Madrid Office
Tokyo residential (Lux)
Boston Office
Barcelona Office
Italy SC
Spain SC
Philadelphia Retail
New York Retail
Paris Office Other
Milan Office
Washington Retail
Boston Retail
Philadelphia Office
New York Office
Sweden Retail (SC)
France Retail (SC)
Philadelphia Apartments
London: Office
Shanghai Office

RE FUNDS IN MARKET BY PRIMARY GEOGRAPHIC FOCUS

(AS OF 20 MAY 2014)


300
250
200
150
100
50
0
270
77
101
51
49
21
30
7
North America
Europe
Asia
Rest of World
Geographic Focus
No. of Funds Raising
Aggregate Target Capital ($bn)

Source: AFIRE, Grosvenor, Preqin, C&W Capital Markets

EQUITY CAPITAL MARKETS

C&W NY Capital Markets Group

US Real Estate Investment Activity

Historical Investment Volume (Billions): 2001 – YTD 2014*



Sale Volume ($ Billions)
$600
$500
$400
$300
$200
$100
$0
$47
$45
$55
$79
$162
$196
$313
$108
$27
$48
$107
$115
$151
$151
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 YTD*
1H
2H

*Note: 2014 YTD sales volume represents available data as of June 21, 2014

Source: Real Capital Analytics

C&W NY Capital Markets Group

EQUITY CAPITAL MARKETS

US Real Estate Investment Activity

US Cap Rates by Property Type: 2004 – YTD 2014*



9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
Cap Rate
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Office
Multifamily
Retail
Hotel
Industrial

*Note: 2014 YTD sales volume represents available data as of June 21, 2014

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

C&W NY Capital Markets Group

US Office Transaction Volume

US Top CBD Office Markets: Sales Volume 2005 – YTD 2014



Sales Volume ($ Billions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014YTD
Boston
Chicago
DC
Los Angeles
San Francisco
Manhattan

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

C&W NY Capital Markets Group

EQUITY CAPITAL MARKETS

US Office Cap Rates

US Top CBD Office Investment Markets: Average Cap Rate, 2005 – 2Q14



10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
Weighted Average Cap Rate
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
San Francisco
Boston
Washington DC
Chicago
Manhattan

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

C&W NY Capital Markets Group

US Real Estate Investment Activity

Moody's/RCA CPPI Index 2005 – YTD 2014



230.00
210.00
190.00
170.00
150.00
130.00
110.00
90.00
70.00
50.00
Moody's/RCA CPPI Index (12/2000 = 100)
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
All Properties
Major Markets
Non-Major Markets

Pricing across a broad spectrum of asset types and classes have fully recovered, with seven of Moody's/RCA CPPI sub-indexes surpassing their pre-crisis peaks.

** Updated July 2014, Data through May 2014*

Source: Moody's Investor Service, Real Capital Analytics

C&W NY Capital Markets Group

EQUITY CAPITAL MARKETS

Average Weighted Capitalization Rate[1] vs. NCREIF



12%
10%
8%
6%
4%
2%
0%
Rate (%)
1,200
1,000
800
600
400
200
0
Basis Points
LT AVG 321bp
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
RCA Cap Rate Spread to 10-Yr Treasury
RCA
NCREIF
10Yr Treasury

Due to recent interest rate spikes, cap rate spreads to Treasuries have reverted to their long-term averages, declining from near historic highs in the past year. But on a spread basis, cap rate spreads are at long-term averages.

1. Does not include partial interest sales

Source: RCA, NCREIF, Moody's Analytics, C&W

C&W NY Capital Markets Group

EQUITY CAPITAL MARKETS

Notable 1H14 Transactions

				
Property	**Vertex Pharma HQ Boston, MA**	**300 North LaSalle Street Chicago, IL**	**Thurman Arnold Bldg 555 12th Street NW Washington, DC**	**Republic Plaza 370 17th Street Denver, CO**
Type	Office	Office	Office	Office
Date	May 2014	July 2014	Jan 2014	April 2014
Size	1,650,000 SF	1,300,000 SF	817,000 SF	1,300,000 SF
Sales Price	$1,125,200,000	$850,000,000	$505,000,000	$480,000,000
Price PSF	$682 PSF	$654 PSF	$618 PSF	$369 PSF
Cap Rate	N/A	5.1%	5.6%	5.5%
Seller	Mass Mutual Life The Fallon Company	KBS REIT	Manulife Financial	Brookfield Office Properties
Buyer	Senior Housing Properties Trust	The Irvine Company	MetLife Norges Bank Invt Mgmt	MetLife

Source: Real Capital Analytics, Costar

EQUITY CAPITAL MARKETS

New York Equity Capital Markets by

Helen Hwang
Executive Vice President
Cushman & Wakefield
NY Capital Markets Group
Tel: (212) 841-5902
helen.hwang@cushwake.com

Nat Rockett
Executive Vice President
Cushman & Wakefield
NY Capital Markets Group
Tel: (212) 841-5959
nat.rockett@cushwake.com

Karen Wiedenmann
Executive Director
Cushman & Wakefield
NY Capital Markets Group
Tel: (212) 841-5097
karen.wiedenmann@cushwake.com

CUSHMAN & WAKEFIELD.

EQUITY CAPITAL MARKETS

Manhattan Overview

- The first half of 2014 represented the most active investment market in Manhattan since 2008, with a total closed volume of $15.9 billion (for transactions >$10 million), a 38% increase year-over-year.
  - When including transactions closed and under contract, activity totaled $21.1 billion, representing a 42% increase over year-to-date activity during 2013.
  - With the second half of the year typically showing faster-paced velocity, 2014 is on target to be the most active year since the start of the recovery.
- Year-over-year volume was up across all asset types, most notably retail where volume has increased exponentially.
  - Retail volume has increased exponentially, with particular focus along "high streets" as a result of sustained strength in NYC's tourism industry.
  - Class A office sales volume increased 14% year-over-year and accounted for 32% of the total sales volume, with an average cap rate of 4.2%, with trophy Midtown opportunities trading at sub-4.0% levels.
  - Despite improved activity during the first half of 2014, available volume on the market at the end of 2Q14 was down 34% to approximately $5.9 billion. Marketed volume at mid-year 2013 was driven up by the availability of several large office assets, with relatively few comparable opportunities currently in the marketing pipeline.
- Activity within the land and development segment continues to remain strong with volume up 17% year-over-year. Average pricing on land transactions through the mid-year was slightly above $500 per buildable SF.
- Unprecedented demand in NYC's condo market has put considerable pressure on pricing within the multifamily sector, especially for opportunities offering upside through condo conversion. During 1H14, average per unit prices were up 39%, while average cap rates were in the 3.7% range.

EQUITY CAPITAL MARKETS

Manhattan Investment Sales Volume ($ Billions)


Sales Volume ($ Billions)
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
$10.0
$2.7
$15.1
$7.6
$21.4
$11.3
$37.8
$11.5
$48.8
$30.2
$19.8
$9.1
$3.5
$1.7
$13.7
$5.2
$25.5
$12.1
$28.6
$10.8
$31.9
$11.5
$21.0
$5.2
$15.9
Thru 2Q
3Q-4Q
Contract

Through 2Q14, closed transaction volume in Manhattan was up 38% year-over-year.

**Preliminary sales data based on transactions greater than $10 million, representing those deals that were known to have closed or were recorded as closed as of July 11, 2014.

Source: Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

Manhattan Closed Volume by Property Type


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Sales Volume ($Millions)
$4,475
$5,116
$1,944
$2,587
$1,566
$2,180
$897
$1,410
$2,488
$2,686
$99
$1,790
Class A Office
Other Office
Multifamily
Hotel
Land / Development
Retail
YTD 2Q13
YTD 2Q14

Sales volume across all asset classes are up significantly year-over-year, especially within the retail investment class where investors are increasingly pursuing opportunities in New York's core, high-street neighborhoods.

**Preliminary sales data based on transactions greater than $10 million, representing those deals that were known to have closed or were recorded as closed as of July 11, 2014.

Source: Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

Transaction Volume On the Market

	# of Offerings	Total Volume	Volume < $500MM
July 2013 On the Market	31	$9.0 billion	$4.1 billion
July 2014 On the Market	39	$5.9 billion	$4.8 billion



Sales Volume ($Millions)
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$4,585
$1,150
$2,526
$831
$744
$1,160
$650
$920
$431
$1,383
$95
$500
Class A Office
Other Office
Multifamily
Hotel
Land / Development
Retail
July 2013
July 2014

Despite improved activity during the first half of 2014, available volume on the market at the end of 2Q14 was down 34% to approximately $5.9 billion. Marketed volume at mid-year 2013 was driven up by the availability of several large office assets, with relatively few comparable opportunities currently in the marketing pipeline.

Source: Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

Manhattan Office: Midtown Class A Pricing


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Price PSF
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
Rate %
$443
$475
$434
$549
$749
$875
$941
$335
$581
$743
$783
$1,060
$1,310
2002
2003
2004
2005
2006
2007
2008
2009(1)
2010
2011
2012
2013
2014
Weighted Avg Price PSF
Cap Rate
10-Yr UST

(1) Based on the only two MT Class A sales in 2009: 1540 Broadway and Worldwide Plaza
Source: Cushman & Wakefield Capital Markets Group

CAPITAL MARKETS

Manhattan Investment Sales Activity (# of Deals Greater than $400 Million)


35
30
25
20
15
10
5
0
Number of Transactions
32
12
1
3
12
11
18
12
2007
2008
2009
2010
2011
2012
2013
2014 (1)
YTD
# of Deals Greater than $400 Million

2014 is on pace to have the largest number of $400M+ transactions since 2007.

(1) Includes deals closed and under contract.

Source: Cushman & Wakefield Capital Markets Group

EQUITY CAPITAL MARKETS

Cross Border Flows Driving Investment Activity

As a percent of total NY sales activity, cross border investment totals 21-24%, double the US average.

UNITED STATES

2012 TOTAL VOLUME: $27,017M


Other Americas $808
Europe & Africa $8,573
Canada $9,217
Middle East $3,089
Mature Markets** $3,307.91
Other Emerging Markets* $738.45
China & HK $1,282.18

*Azerbaijan, India, Taiwan, Thailand
**Australia, Japan, New Zealand, Singapore, South Korea

2013 TOTAL VOLUME: $35,682M


Other Americas $1,883.19
Europe & Africa $8,904
Canada $10,225
Middle East $4,390
Mature Markets** $5,335
China & HK $3,510
Other Emerging Markets* $1,436

*Guam, India, Macau, Malaysia, Taiwan, Thailand
**Australia, Japan, New Zealand, Singapore, South Korea

2014YTD TOTAL VOLUME: $13,639M


Other Americas $226
Canada $2,612
Europe & Africa $3,339
Middle East $1,293
Mature Markets** $4,812
China & HK $1,281
Emerging Markets* $77

*Taiwan, Other Asia
**Australia, Japan, Singapore, South Korea

NEW YORK

2012 TOTAL VOLUME: $6,861M


Other Americas $172
Canada $1,174
Mature Markets** $740
Europe & Africa $3,732
Emerging Markets* $666
China & HK $126
Middle East $249

*India, Taiwan
**Australia, Japan, South Korea

2013 TOTAL VOLUME: $9,111M


Other Americas $1,439
Europe & Africa $1,067
Middle East $952
Canada $1,283
China & HK $2,381
Mature Markets** $483
Emerging Markets* $898

*Malaysia, Taiwan
**Japan, Singapore, South Korea

2014YTD TOTAL VOLUME: $2,896M


Other Americas $34
Europe & Africa $215
Canada $59
Middle East $335
China & HK $150
Mature Markets** $2,103
Emerging Markets*

*NA
**Australia, Singapore

Note: Includes JV activity. YTD as of May 31, 2014

Source: C&W Capital Markets, RCA

EQUITY CAPITAL MARKETS

C&W NY Capital Markets Group

Manhattan Office: Notable Transactions Closed During 1H14

				
Property	**5 Times Square**	**388-390 Greenwich Street (49.4% Interest)**	**450 Park Avenue**	**61 Broadway**
Date	Jun 2014	Mar 2014	May 2014	May 2014
Size	1,101,779 SF	2,634,674 SF	334,366 SF	780,631 SF
Sales Price	$1,550,000,000	$782,990,000	$575,000,000	$330,000,000
Price PSF	$1,407 PSF	$602 PSF	$1,720 PSF	$423 PSF
Cap Rate	4.5%	N/A	3.3%	4.6%
Seller	AVR Realty	Ivanhoe Cambridge	Somerset Partners	Broad Street Development Heyman Properties
Buyer	David Werner	SL Green	Oxford Properties	RXR Realty

EQUITY CAPITAL MARKETS

Manhattan Multifamily: Notable Transactions During 1H14

				
Property	**229 Chrystie Street Avalon Chrystie Pl.**	**200 East 62nd Street The Wellington**	**247 East 28th Street The Greyson**	**15 Cliff Street**
Date	Under Contract	Mar 2014	Feb 2014	Jan 2014
Units	361 Units	133 Units	128 Units	156 Units
Sales Price	$400,000,000	$240,000,000	$99,750,000	$95,000,000
Price per Unit	$1,108,033	$1,804,511	$779,297	$608,974
Cap Rate	4.2%	2.6%	4.25%	N/A
Seller	AvalonBay JP Morgan	GID CalPERS	Silverstone Property Grp RWN Real Estate	Lalezarian Properties
Buyer	Ashkenazy Acquisition	O'Conner Capital HIG Realty Partners	May Bao, Ltd	Carmel Properties

DEBT CAPITAL MARKETS

National Debt Capital Markets by

Steve Kohn
President
Cushman & Wakefield
Equity, Debt & Structured Finance
Tel: (212) 841-9216
steve.kohn@cushwake.com

CUSHMAN & WAKEFIELD

C&W NY Capital Markets Group

DEBT CAPITAL MARKETS

Floating & Fixed Rate Terms

- U.S. CMBS issuance declined 8% in the first half of 2014 from a year ago as securitization shops saw increased competition from banks, insurance companies, and debt funds. Specifically, community and regional banks have been bidding smaller loans (<$20 million) very aggressively. U.S. CMBS issuance is expected to pick up during the second half of the year and finish strong with almost $20 billion already in the pipeline for the third quarter. Volume is being bolstered by single-borrower transaction that were fewer and smaller during the first quarter and started to gain in size during the second.
- In a sign of its confidence that the economy is gaining strength even as it gradually withdraws its support, the Fed announced its plans to stop adding to its bond holdings in October. It did not address when it would raise short term interest rates, but investors generally expect that to start next summer.

	FLOATING RATE DEBT	FIXED RATE DEBT
Term	3 – 10 year term	5, 7 & 10 year term
Spread	L + 125 – 300 bps depending on LTV and term	Coupon floors generally not applicable. LifeCo pricing range 150-200 bps over respective U.S.T. CMBS pricing range of 200 bps (5-yr), 225 bps (7-yr) and 160 bps (10-yr) over respective USD Swaps.
Floor	Generally no floors unless higher LTV	
Recourse	Generally non-recourse; full, partial or full non-recourse transaction specific	Non-recourse
Amortization	Some I/O available for full term on lower LTV loans	Significant I/O period available below 60% LTV. Some I/O available at higher leverage
LTV	Up to 70% (multifamily up to 75%)	Up to 75%
Prepayment	6-12 month spread maintenance	Yield maintenance / Defeasance
Origination Fees	0.25% - 1.00%	Par

Source: Cushman & Wakefield Equity, Debt & Structured Finance, Mortgage Bankers Association

DEBT CAPITAL MARKETS

Current Lending Sources & Terms

C&W NY Capital Markets Group

Capital Source	Agency Financing[1]	Life Company / Pension Fund	Investment Fund / Finance Company	Money Center / Offshore Banks	Conduits	Local / Regional Banks
Preferred Loan Size	$3+ million	>$10 million	$20 - $100 million	$10 - $100 million	>$10 million	$3 - $25 million
Cost of Capital	3.00% - 4.15%	3.00% - 4.50%	4.00% - 6.00%[2]	2.50% - 4.50%[2]	3.75% - 4.50%	2.00% - 4.50%
LTV	55% - 83%	50% - 65%	55% - 85%	50% - 65%	Up to 75%	50% - 65%
Debt Yield	N/A	12% - 9%	12% - 7%	12% - 9%	10% - 8%	12% - 9%
DSCR	1.20x – 1.55x	1.25x – 1.50x	0.75x – 1.40x	1.35x – 1.50x	>1.20x	1.35x
Salient Covenants	Non-recourse Fixed or floating 5-40 year term Development financing through HUD only Ability for supplemental financing	Non-recourse Prefer fixed rate 3-20 year term Limited credit for vacancy	Non-recourse Floating rate or fixed via swaps 2-5 year term Flexible prepayment	Potential recourse Fixed or floating 2-5 year term; 10 year possible Flexible prepayment May want additional banking business	Non-recourse Fixed 5-10 year term Defeasance Limited credit for vacancy	Potential recourse Fixed or floating 3-5 year term; 10 year possible Depository relationship Time consuming execution

(1) Multifamily only
(2) Assumes swapped rates

Source: Cushman & Wakefield Equity, Debt & Structured Finance

C&W NY Capital Markets Group

DEBT CAPITAL MARKETS

2Q 2014 CMBS Issuance

- Below is a summary of major securitizations priced during 2Q14.

Securitization	Type	Size ($M)	Underwriter	Final Pricing	10-Yr AAA	BBB	B-Piece Buyer
Citigroup Commercial Mortgage Trust, 2014-388G	Single-borrower	$1,450.00	Citi, WF, Barc	Jun. 5	L+82(4yr)	L+175(4yr)	NA
FREMF, 2014-KF03	Agency	$1,449.13	JPM, WF	Apr. 10	L+34	NA	Davis/Axonic
FREMF, 2014-K715	Agency	$1,447.21	Barc, CS	May 2	S+35(7yr)	N/A	Berkshire
JPMBB Commercial Mortgage Securities Trust, 2014-2014-C19	Conduit	$1,409.57	JPM, Barc	Apr. 29	S+87	S+325	DoubleLine Capital
Morgan Stanley Bank of America Merrill Lynch Trust, 2014-C16	Conduit	$1,266.93	MS, BoA	Jun. 5	S+86	S+330	Ellington
WFRBS Commercial Mortgage Trust, 2014-C20	Conduit	$1,251.67	WF, RBS	Apr. 30	S+87	S+325	Rialto
FREMF, 2014-K038	Agency	$1,240.53	CS, WF	Jun. 16	S+38	N/A	Carmel Partners
COMM, 2014-CCRE17	Conduit	$1,192.45	DB, Jeff, Cantor	Apr. 30	S+86	S+315	Ellington
COMM, 2014-UBS3	Conduit	$1,056.01	DB, UBS	May 21	S+86	S+335	Seer Capital/LNR
Citigroup Commercial Mortgage Trust, 2014-GC21	Conduit	$1,040.22	Citi, GS	May 7	S+83	S+310	Seer Capital/LNR
Wells Fargo Commercial Mortgage Trust, 2014-LC16	Conduit	$974.07	WF, RBS	May 21	S+85	S+335	LNR/Seer Capital
GS Mortgage Securities Trust, 2016-GC22	Conduit	$961.47	GS, Citi	Jun. 5	S+83	S+325	Seer Capital
GRACE, 2014-GRCE	Single-borrower	$900.00	DB, BoA, JPM	May 21	S+75(7yr)	NA	NA
FNA, 2014-M4	Agency	$896.41	GS	Apr. 11	S+59	NA	NA
JPMorgan Chase Commercial Mortgage Securities Trust, 2014-C20	Conduit	$878.01	JPM	Jun. 12	S+79	S+325	Torchlight

Source: Cushman & Wakefield Equity, Debt & Structured Finance

DEBT CAPITAL MARKETS

Notable 1H 2014 NYC Loan Originations

520 Madison Avenue

- Bank of America and Deutsche Bank teamed-up to provide a $675 million fixed-rate loan for Tishman Speyer's refinance of 520 Madison Avenue. The low leverage loan, equal to approximately 50% of value, has a 20-year term, interest only. The lenders are expected to securitize the loan via a stand-along offering.

388-390 Greenwich Avenue

- In June, CMBS bookrunners Citigroup, Barclays and Wells Fargo priced a $1.45 billion offering backed by a $1.45 billion floating-rate loan to SL Green on 388 and 390 Greenwich Avenue. The loan, which has a term of four years with three one-year extension options, was originated by the three banks along with Bank of China.

55 Broadway & 61 Broadway

- Deutsche Bank provided a $105 million loan for the Harbor Group's acquisition of 55 Broadway on a seven-year term at a rate of 4.77%, interest only.

- HSBC provided $200 million of floating-rate debt to RXR Realty to fund it's acquisition of 61 Broadway. About $185 million was funded upfront, with the remaining $18 million to be drawn down later to cover leasing and capital costs.

616 First Avenue

- JDS Development Group raised $400 million in construction debt from Mass Mutual Life Insurance for its development at 616 First Avenue between East 35th and 36th Street. The two-tower, 800-unit project is expected to cost $600 million to construct, placing the loan at approximately 67% loan-to-cost, with a completion date target in 2016.

DEBT CAPITAL MARKETS

C&W NY Capital Markets Group

Quarterly US CMBS Issuance since 2011



$30
$25
$20
$15
$10
$5
$0
$ (Billions)
$8.7
$8.4
$9.8
$5.8
$6.0
$12.4
$12.5
$17.5
$22.9
$21.0
$16.7
$25.6
$20.4
$20.2
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

US CMBS issuance totaled $40.6 billion in through the first half of 2014, down 8% on a year-over-year basis. However, issuance is up 12% over the tailing 12 months, a positive sign of appetite within the secondary market.

Source: CMAlert.com, Commercial Real Estate Direct

NEW YORK OFFICE LEASING

New York Office Leasing by

Ken McCarthy
Managing Director
Cushman & Wakefield
Research Services
Tel: (212) 841-2502
ken.mccarthy@cushwake.com

CUSHMAN & WAKEFIELD.

NEW YORK OFFICE LEASING

C&W NY Capital Markets Group

Manhattan Overview

- A return of large leases powered the market in the first half of 2014, as year-to-date leasing activity totaled 16.8 MSF by the end of second quarter, its highest level since 2011.
  - Leasing volume increased by more than 35.0% over the same period last year.
  - Over the past 19 years, total activity through mid-year has exceeded 16.0 MSF only three times – in 1998, 2011 and 2014.
  - Large block activity was also a major market driver, with 28 deals completed above 100,000 SF during 1H14, compared to only 18 during the first six months of 2013. Of this total, eight were larger than 350,000 SF.
- On the strength of leasing volume, overall vacancy rates were lower year-over-year in Midtown South (8.2%) and Downtown (10.0%), while Midtown (11.0%) remained relatively flat.
  - Although activity was strong across Manhattan, the real success story was Downtown, where major leases by Time, Inc., BNY Mellon, and Revlon pushed Class A vacancy down to 11.7% – a significant 330 bps drop since the end of 2013.
  - Exceptionally strong leasing led to positive absorption of more than 5.0 MSF through the first half of the year, compared to 3.6 MSF of negative absorption through the first six months of 2013.
- Manhattan overall asking rents are up 5.0% year-over-year, currently at $64.82 PSF.
  - Midtown asking rent increased to $70.82 PSF, up 3.8% year-over-year.
  - Downtown overall asking rents reached $49.21 PSF, up 7.1% year-over-year – the highest growth among all submarkets.
  - Asking rents in Midtown South remained steady at $69.94 for direct Class A deals and $60.17 overall.
- There were 28 leases signed in 1H14 with base taking rents starting at $100 psf, equaling the pace set in 2013.

NEW YORK OFFICE LEASING

Vacancy Rate – All Classes

	Inventory	Direct Vacancy	Total Vacancy(1)	Total Availability(2)	Rent
Midtown	241,504,572 SF	9.1%	11.0%	12.1%	$70.82
Midtown South	66,718,754 SF	6.5%	8.2%	9.8%	$60.17
Downtown	85,636,041 SF	9.0%	10.0%	13.3%	$49.21
Manhattan	**393,859,367 SF**	**8.6%**	**10.3%**	**12.0%**	**$64.82**


B
Vacancy Rate (%)
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
Equilibrium 7-9%
11.0%
10.0%
8.2%
2008
2009
2010
2011
2012
2013
2014
Midtown
Midtown South
Downtown

(1) Total Vacancy is defined as available space that is currently vacant or will be vacant within 6 months
(2) Total Availability is defined as available space that is currently vacant or will be vacant within 12 months.

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

Rental Rates – All Classes


2Q14 Overall Asking Rents
Midtown $70.82
Midtown South $60.17
Downtown $49.21
Manhattan Overall $64.82
$70.82
$60.17
$49.35
$/SF
$85
$75
$65
$55
$45
$35
$25
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Midtown
Midtown South
Downtown

NEW YORK OFFICE LEASING

Manhattan Rent Changes – Asking vs. Net Effective

Asking Rent Change	
1Q08 - 1Q10	-17.5%
1Q10 – 2Q14	+17.0%

Net Effective Change	
1Q08 - 1Q10	-41.7%
1Q10 – 2Q14	+32.1%



$/SF
75
70
65
60
55
50
45
40
35
1Q09 $46.64 $65.01
2Q09 $44.90 $60.23
3Q09 $42.89 $57.08
4Q09 $43.95 $55.52
1Q10 $40.54 $55.38
2Q10 $42.65 $54.31
3Q10 $42.19 $53.80
4Q10 $46.33 $54.34
1Q11 $50.31 $54.73
2Q11 $45.54 $55.52
3Q11 $45.02 $56.15
4Q11 $47.50 $57.23
1Q12 $47.77 $58.96
2Q12 $49.50 $58.86
3Q12 $49.12 $58.83
4Q12 $52.50 $59.54
1Q13 $50.55 $59.60
2Q13 $53.85 $61.81
3Q13 $50.15 $62.51
4Q13 $50.40 $63.40
1Q14 $49.44 $63.96
2Q14 $53.57 $64.82
Net Effective Rent
Asking Rent

Source: Cushman & Wakefield Research

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Top Market Pricing – Avg. Rent for the Top 10 Deals by Year



190.00
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
$/SF
$96.80
$110.10
$134.45
$167.60
$177.35
$119.20
$114.80
$154.75
$139.60
$157.25
$170.45
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

of Buildings above $70 PSF & $100 PSF



60
50
40
30
20
10
0
# of Buildings
18
29
15
28
20
28
10
27
6
27
1
22
2
14
4
11
2
10
3
14
2
18
6
15
8
16
12
23
7
18
6
12
9
37
7
39
6
24
9
26
9
26
13
28
11
22
7
26
10
37
6
38
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
$70 - $99
$100

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

New Leasing Activity



10-Yr Avg. = 6 MSF
Million SF
0
2
4
6
8
10
12
5.0
6.5
4.2
3.4
3.1
3.3
5.0
5.0
5.7
7.1
6.6
7.5
7.6
10.1
6.4
6.0
5.8
5.4
5.7
6.4
5.6
6.7
6.0
7.2
9.5
7.5
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
New Leasing Activity
10-Yr Average

Year-over-year new leasing is up and the pipeline is strong.

NEW YORK RESIDENTIAL

CUSHMAN & WAKEFIELD.

NEW YORK RESIDENTIAL

Manhattan Quarterly Condo & Co-op Sales Volume (1Q09-2Q14)



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
# of Transactions
10-Yr Avg. – 2,529
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Condos
Co-ops
10 Yr Avg

Demand within NYC's residential market remains robust, with more than 6,600 condo and co-op sales in the first half of 2014, an 18.6% increase in year-to-date activity.

Source: Miller Samuel, Inc.

NEW YORK RESIDENTIAL

Manhattan Co-op Sales Volume Annually (2003-YTD 2014)



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
# of Transactions
10-Yr Avg. – 5,155
3,155
2,641
2,698
2,497
1,957
2,389
2,540
1,763
3,097
3,366
2,333
2,258
2,259
1,142
2,506
2,314
2,313
2,796
3,286
2,892
4,394
3,320
3,944
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
1Q-2Q
3Q-4Q
10-Year Average

At the end of the second quarter, total co-op transaction activity is up 19% year-over-year with 3,944 closed sales.

Source: Miller Samuel, Inc.

C&W NY Capital Markets Group

NEW YORK RESIDENTIAL

Manhattan Co-op Sales Prices (2003-YTD 2014)



10 Yr Avg. – $959 PSF
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ Per Unit
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Price PSF
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Average Unit Price
Average Price Per Square Foot
10-Yr Avg

An average co-op value at over $1.4 million per unit during 2Q14 represents a 33.5% increase year-over-year.

Source: Miller Samuel, Inc.

NEW YORK RESIDENTIAL

C&W NY Capital Markets Group

Manhattan Condo Sales Volume Annually (2003-YTD 2014)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
# of Transactions
10-Yr Avg. – 4,743
1566
1,440
1892
1,566
1614
1,820
2014
2,176
2920
4,047
2603
3,105
2444
1,585
2450
2,790
2804
2,248
2264
2,066
2740
2,281
2,705
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
1Q-2Q
3Q-4Q
10-Yr Avg.

Through two quarters, condo volume is up 18.6% year-over-year

Source: Miller Samuel, Inc.

NEW YORK RESIDENTIAL

C&W NY Capital Markets Group

Manhattan Condo Sales Prices (2003-YTD 2014)



10 Yr Avg. – $1,229 PSF
$ Per Unit
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Price PSF
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Average Unit Price
Average Price Per Square Foot
10-Yr Avg.

Average condo pricing decreased 6.7% to $1,484 PSF from 1Q14 to 2Q14, but increased 7.5% year-over-year.

Source: Miller Samuel, Inc.

C&W NY Capital Markets Group

NEW YORK RESIDENTIAL

Luxury Residential Transactions (2003-YTD 2014)



1,600
1,400
1,200
1,000
800
600
400
200
0
# of Transactions
10-Yr Avg. – 978
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
391 385 421 393 741 536 273 511 504 496 560 665
458 433 357 455 602 493 470 496 512 555 714
1Q-2Q
3Q-4Q
10-Yr Avg.

The luxury segment continued its upward trajectory with activity up 18.8% year-over-year.

Note: Luxury market accounts for top 10% of all Condo and Co-Op Sales
Source: Miller Samuel, Inc.

NEW YORK RESIDENTIAL

Luxury Condo & Co-op Sales Prices (2003 – YTD 2014)


$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$ Per Unit
10 Yr Avg. - $1,951 PSF
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Price PSF
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Average Unit Price
Average Price Per Square Foot
10-Yr Avg.

With new projects at the upper spectrum of the market nearing completion and closing units, luxury condo pricing averaged $2,735 PSF during 2Q14, a 10.7% increase over the prior quarter and 39.2% higher than the 10-year average.

Note: Luxury market accounts for top 10% of all Condo and Co-Op Sales

Source: Miller Samuel, Inc.

C&W NY Capital Markets Group

NEW YORK RESIDENTIAL

Construction Permits Issued in NYC



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
# of Permits
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
YTD2014

- Based on permit activity through May 2014, new construction starts is on pace to hit more than 21,000 units by the end of 2014, an 18% increase over 2013.
- Brooklyn continues to be the most active borough for new construction activity – 34% of housing starts through May 2014 were located in Brooklyn.

** Data through May 2014*

Source: U.S. Department of Housing and Urban Development

NEW YORK RESIDENTIAL

Manhattan Rent Trend by Unit Size

Mean Manhattan Rental Prices, Year-Over-Year Change

Manhattan Non-Doorman Rents: June 2013 vs. June 2014


$6,000
$4,000
$2,000
$0
+2.3%
$2,393
$2,449
+0.5%
$3,124
$3,141
-4.3%
$4,374
$4,186
Studio
One-Bedroom
Two-Bedroom
June-13
June-14

Manhattan Doorman Rents: May 2013 vs. May 2014


$8,000
$6,000
$4,000
$2,000
$0
+2.3%
$2,795
$2,859
+2.2%
$3,987
$4,076
-3.7
$6,200
$5,970
Studio
One-Bedroom
Two-Bedroom
May-13
May-14

Source: MNS Real Estate

NEW YORK RETAIL LEASING

New York Retail Leasing by

Cushman & Wakefield
Retail Group
Tel: (212) 841-7500

CUSHMAN & WAKEFIELD.

C&W NY Capital Markets Group

YEAR-OVER-YEAR COMPARISON

Availability Rate & Average Ground Floor Asking Rent

	Q2 2013 Asking Rent	Q2 2014 Asking Rent	% Change	Q2 2013 Vacancy Rate	Q2 2014 Vacancy Rate	% Pt. Change
Upper Fifth Avenue	$2,760	$2,749	-0.4%	7.4%	11.8%	+4.4 pp
Lower Fifth Avenue	$1,087	$1,063	-2.2%	26.2%	24.6%	-1.6 pp
Madison Avenue	$1,351	$1,519	12.4%	7.9%	15.3%	+7.4 pp
Upper West Side	$374	$394	5.3%	4.0%	8.5%	+4.5 pp
Third Avenue	$274	$299	9.1%	8.8%	9.2%	+0.4 pp
Times Square	$2,170	$2,470	13.8%	11.1%	11.1%	0 pp
Flatiron	$346	$383	10.7%	5.6%	9.7%	+4.1 pp
Meatpacking	$322	$341	5.9%	17.0%	20.3%	+3.3 pp
SoHo	$455	$480	5.5%	10.9%	13.0%	+2.1 pp
Herald Square	N/A	$775	N/A	N/A	14.3%	N/A
Lower Manhattan	$251	$346	37.8%	9.1%	6.4%	-2.7 pp

Source: MNS Real Estate

UPPER FIFTH AVENUE

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent



$3,000
$2,800
$2,600
$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
PSF / Year
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$1,350
$1,550
$1,500
$1,500
$1,500
$1,500
$1,500
$2,000
$2,500
$2,325
$2,182
$1,763
$2,000
$2,250
$2,000
$2,033
$2,100
$2,317
$2,254
$2,067
$2,050
$2,075
$2,388
$2,007
$2,067
$2,067
$2,283
$2,631
$2,760
$2,513
$2,513
$2,618
$2,749
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

LOWER FIFTH AVENUE

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent


$1,200
$1,000
$800
$600
$400
$200
$0
PSF / Year
32.0%
28.0%
24.0%
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
$388
$422
$425
$439
$456
$473
$472
$504
$593
$736
$743
$596
$540
$522
$536
$458
$414
$501
$538
$620
$576
$888
$875
$892
$942
$1,011
$1,087
$1,087
$1,072
$1,090
$1,057
$1,063
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

MADISON AVENUE

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent


$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
PSF / Year
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$885
$913
$954
$985
$1,019
$1,045
$1,091
$1,128
$1,107
$1,070
$1,057
$947
$745
$844
$834
$827
$831
$841
$847
$818
$837
$863
$1,001
$1,037
$1,098
$1,106
$1,093
$1,217
$1,351
$1,322
$1,356
$1,466
$1,519
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

UPPER WEST SIDE

C&W NY Capital Markets Group

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
PSF / Year
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$281
$288
$295
$350
$349
$345
$336
$322
$316
$349
$334
$344
$306
$289
$298
$282
$286
$285
$290
$302
$316
$326
$300
$327
$354
$348
$361
$349
$374
$370
$362
$380
$394
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

THIRD AVENUE

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent


$350
$300
$250
$200
$150
$100
$50
$0
PSF / Year
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$250
$235
$242
$246
$236
$234
$238
$233
$233
$228
$234
$245
$270
$264
$261
$274
$268
$259
$276
$299
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

TIMES SQUARE

C&W NY Capital Markets Group

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
PSF / Year
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$564
$594
$549
$571
$604
$587
$610
$647
$691
$651
$747
$757
$798
$842
$1,052
$1,967
$1,850
$2,013
$2,283
$2,223
$2,170
$2,230
$2,213
$2,407
$2,470
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

C&W NY Capital Markets Group

FLATIRON

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
PSF / Year
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$263
$298
$273
$315
$360
$346
$355
$383
$378
$383
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

MEATPACKING DISTRICT

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent


$400
$350
$300
$250
$200
$150
$100
$50
$0
PSF / Year
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$267
$234
$266
$303
$322
$323
$359
$349
$341
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

SOHO

C&W NY Capital Markets Group

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent



$600
$500
$400
$300
$200
$100
$0
PSF / Year
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$215
$212
$210
$225
$244
$271
$276
$280
$333
$278
$263
$241
$237
$239
$258
$269
$268
$254
$277
$258
$268
$301
$304
$309
$301
$294
$314
$423
$455
$469
$480
$456
$480
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
Asking Rent
Availability

LOWER MANHATTAN

C&W NY Capital Markets Group

Historical Market Snapshot

Availability Rate & Average Ground Floor Asking Rent



$400
$350
$300
$250
$200
$150
$100
$50
$0
PSF / Year
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$205
$237
$214
$212
$236
$251
$277
$319
$250
$346
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q14
1Q14
2Q14
Asking Rent
Availability

Lower Manhattan statistics include Broadway, Fulton Street & Wall Street only.
Statistics do not include any data from the World Trade Center and Fulton Transit Hub retail complexes or Brookfield Place.

ADDENDA – NEW YORK OFFICE LEASING

New York Office Leasing by

Ken McCarthy
Managing Director
Cushman & Wakefield
Research Services
Tel: (212) 841-2502
ken.mccarthy@cushwake.com

CUSHMAN & WAKEFIELD.

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Manhattan Vacancy Rate



14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
10.3%
Vacancy Rate

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Manhattan Class A Office Asking Rents



$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Rent PSF
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
$75.74
$64.30
$54.08
Midtown
Midtown South
Downtown

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

Manhattan Available Space – Direct vs. Sublease


Total Available Area (MSF)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
32.9
27.3
22.2
12.1
21.6
30.1
35.7
33.3
26.3
20.4
18.7
23.6
33.2
33.8
30.7
30.8
36.6
34.0
5.2
5.7
4.1
2.7
12.3
16.3
12.9
9.6
6.4
5.7
3.5
8.2
10.6
7.4
5.0
6.3
6.7
6.5
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Sublease
Direct

Source: Cushman & Wakefield Research

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Midtown Summary

- The Midtown market has had healthy new leasing activity the first six months of 2014, with an increase of 23% year-over year. Of the 16.7 MSF of new leasing completed overall in Manhattan, 9.3 MSF (or 56%) occurred in Midtown.
- With overall availability at approximately 11.0%, Midtown's vacancy changed very little over the last 12 months. The vacancy rate is down only 10 bps since 1Q14, but up only 20 bps since 2Q13.
- Midtown rents rose 1% from last quarter's $70.06 PSF, which represents a 3.8% increase year-over-year.
- Major lease deals during the second quarter include:
  - White & Case signed a lease for 423,000 SF at 1221 Avenue of the Americas.
  - Neuberger Berman signed a 355,000 SF lease at 1290 Avenue of the Americas for a 20-year term.

Submarket	# of Bldgs	Inventory	Direct Vacancy Rate	Total Vacancy Rate	Total Wtd. Avg. Rental Rate	Year-to-Date Leasing Activity
Murray Hill	83	14,366,499	6.9%	10.2%	$54.25	477,115
Grand Central	137	43,970,528	12.3%	13.6%	$61.85	1,481,543
United Nations	16	2,669,648	0.1%	0.1%	$45.00	14,100
East Side	62	18,914,825	5.5%	7.3%	$65.04	874,201
Park Avenue	30	21,652,799	9.6%	14.9%	$83.67	561,331
Madison/Fifth	120	24,050,627	13.3%	14.5%	$98.88	1,095,838
6 Ave/Rock Center	73	40,519,982	8.2%	10.0%	$80.14	1,783,707
Westside	87	30,227,001	6.7%	7.7%	$67.36	1,530,446
Penn Station	44	14,041,056	10.1%	11.1%	$62.93	678,590
Times Square South	146	31,091,607	7.8%	9.6%	$54.51	868,898
Total	**798**	**241,504,572**	**9.1%**	**11.0%**	**$70.82**	**9,365,769**

Source: Cushman & Wakefield Research

A

NEW YORK OFFICE LEASING

C&W NY Capital Markets Group

Midtown Average Asking Rent by Submarket


$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Rent PSF
3.8%
5.9%
7.5%
3.8%
-0.6%
3.2%
1.9%
30.1%
4.8%
$68.20
$70.82
$58.38
$61.85
$60.53
$65.04
$80.61
$83.67
$99.47
$98.88
$77.62
$80.14
$66.08
$67.36
$48.37
$62.93
$52.01
$54.51
MT Total
Grand Central
East Side
Park Ave
Mad/Fifth
6th/Rock
Westside
Penn Station
Times Sq S.
YoY Change
2Q13
2Q14

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

C&W NY Capital Markets Group

Midtown Vacancy Rate



14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
11.6%
11.0%
Overall
Class A

NEW YORK OFFICE LEASING

Midtown Asking Rental Rates


$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
$75.74
$70.79
Overall
Class A

NEW YORK OFFICE LEASING

Midtown Rental Rates – Asking Vs. Net Effective


Asking Rent Change
1Q08 - 1Q10 -21.5%
1Q10 - 2Q14 +14.4%
Net Effective Change
1Q08 - 1Q10 -43.7%
1Q10 - 2Q14 +37.7%
Rent PSF
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
Net Effective Rent: $79.45 $76.44 $75.09 $62.96 $59.48 $48.80 $47.84 $49.50 $44.77 $48.01 $46.02 $48.87 $55.70 $49.62 $48.51 $51.77 $57.02 $56.04 $55.53 $56.60 $57.54 $60.90 $57.36 $54.41 $56.26 $61.63
Asking Rent: $78.85 $83.96 $84.48 $79.81 $73.31 $66.82 $63.53 $61.82 $61.93 $61.66 $61.69 $62.46 $62.36 $63.35 $64.07 $65.42 $66.70 $66.44 $66.42 $67.36 $66.34 $68.20 $68.41 $69.52 $70.06 $70.82
Net Effective Rent
Asking Rent

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Midtown South Summary

- Midtown South remains the tightest major office market in the U.S., with an overall vacancy rate of 8.2% and a direct vacancy rate of 6.5%.
- Midtown South has seen a total of 3.7 million SF of new leasing activity through the first six months of the year, which is an increase of 30.0% year-over-year.
- Average asking rents of $60.17 PSF represent a 1.2% increase year-over-year.
- Major lease deals during the first half of the year include:
  - The two largest leases of the year occurred at 11 Madison Avenue, including Sony for 525,000 SF on a 15-year term and Yelp for 152,000 SF on a 10-year term
  - Google picked up another 77,000 of expansion space at 75 Ninth Avenue for an 11-year, 9-month term.
  - IBM Watson Group leased more than 118,000 SF at 51 Astor Place on an 11-year term at a starting rent of a little more than $80.00 PSF.

Submarket	# of Bldgs	Inventory	Direct Vacancy Rate	Total Vacancy Rate	Total Wtd. Avg. Rental Rate	Year-to-Date Leasing Activity
SoHo	48	4,120,254	5.9%	7.6%	$56.23	149,505
Greenwich/NoHo	37	4,795,217	6.2%	7.5%	$73.51	339,002
Madison/Union Square	222	31,156,727	6.9%	8.5%	$59.49	2,126,060
Hudson Sq./W.Village	423	10,675,301	6.1%	8.7%	$60.83	411,665
Chelsea	86	14,971,255	6.3%	7.4%	$56.65	676,790
Total	**436**	**66,718,754**	**6.5%**	**8.2%**	**$60.17**	**3,703,022**

Source: Cushman & Wakefield Research

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Midtown South Average Asking Rent by Submarket



$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$-
Rent PSF
1.2%
5.9%
-10.5%
14.8%
0.4%
-1.9%
$59.46
$60.17
$53.10
$56.23
$82.11
$73.51
$51.82
$59.49
$60.58
$60.83
$57.76
$56.65
MTS Total
SoHo
Greenwich/NoHo
Madison/Union Square
Hudson Sq./W. Village
Chelsea
YoY Change
2Q13
2Q14

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

C&W NY Capital Markets Group

Midtown South Vacancy Rate


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
8.3%
6.7%
Overall
Class A

NEW YORK OFFICE LEASING

Midtown South Asking Rental Rates


$75.00
$65.00
$55.00
$45.00
$35.00
$25.00
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
$64.30
$60.44
Overall
Class A

NEW YORK OFFICE LEASING

Downtown Summary

- New leasing activity increased 3.7 MSF year-over-year. In the Downtown market, with 42% of all new leasing activity involving firms relocating from other Manhattan markets.
- Average asking rent increased more than 7% year-over-year to $49.21 PSF, representing the most significant increase of the three major Manhattan submarkets.
- Asking rental rates in Lower Manhattan are at an all-time high as a result of activity and reduced vacancy at both the World Trade Center site and Brookfield Place, as both project draw near delivery.
- Major lease deals during the third quarter include:
  - Time, Inc. signed a 700,000 SF lease at 225 Liberty Street.
  - BNY Mellon signed a 20-year lease for 358,278 SF at 225 Liberty Street.
  - Revlon leased 90,000 SF 1 New York Plaza for 15 years.

Submarket	# of Bldgs	Inventory	Direct Vacancy Rate	Total Vacancy Rate	Total Wtd. Avg. Rental Rate	Year-to-Date Leasing Activity
City Hall	40	13,078,515	1.3%	1.4%	$45.38	59,278
World Trade	14	18,070,956	14.5%	15.6%	$64.09	1,474,057
Financial West	14	5,411,622	10.1%	11.6%	$39.27	477,509
Financial East	53	35,339,509	7.7%	8.8%	$41.62	1,231,056
Insurance	40	13,735,439	12.1%	13.1%	$42.45	472,035
Total	**161**	**85,636,041**	**9.0%**	**10.0%**	**$49.21**	**3,710,935**

Source: Cushman & Wakefield Research

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Downtown Average Asking Rent by Submarket



$70.00
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
Rent PSF
7.1%
$45.94
$49.21
-2.2%
$46.39
$45.38
14.3%
$56.07
$64.09
10.7%
$35.48
$39.27
-0.6%
$41.86
$41.62
21.3%
$35.00
$42.45
DT Total
City Hall
World Trade
Financial West
Financial East
Insurance
YoY Change
2Q13
2Q14

Source: Cushman & Wakefield Research

NEW YORK OFFICE LEASING

C&W NY Capital Markets Group

Downtown Vacancy Rate



17.0%
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
11.7%
10.0%
Overall
Class A

C&W NY Capital Markets Group

NEW YORK OFFICE LEASING

Downtown Asking Rental Rates


$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
$54.08
$49.35
Overall
Class A

NEW YORK CAPITAL MARKETS GROUP

Contact Information

STEVE KOHN
President
(212) 841 – 9216
steven.kohn@cushwake.com

HELEN HWANG
Executive Vice President
(212) 841 – 5902
helen.hwang@cushwake.com

NAT ROCKETT
Executive Vice President
(212) 841 – 5959
nat.rockett@cushwake.com

KAREN WIEDENMANN
Executive Director
(212) 841 – 5097
karen.wiedenmann@cushwake.com

BRIAN SZCZAPA
Director
(212) 841 – 7503
brian.szczapa@cushwake.com

JOHN CHARTERS
Associate
(212) 841 – 5997
john.charters@cushwake.com

ERNIE NICHOLS
Senior Brokerage Coordinator
(212) 698 – 2549
ernie.nichols@cushwake.com

ASHLEY KIM
Senior Marketing Specialist
(212) 841 – 5995
ashley.kim@cushwake.com

CUSHMAN & WAKEFIELD, INC.
1290 Avenue of the Americas, New York, NY, 10104
(212) 841 – 7500
CWNYCapitalMktsGrp@cushwake.com

Annex 3

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1		U.S. Employment	National Recessions	NYC Employment										
2	31-Jan-87	100,683		3,580.12										
3	28-Feb-87	100,915		3,577.25										
4	31-Mar-87	101,164		3,579.88										
5	30-Apr-87	101,502		3,588.08										
6	31-May-87	101,728		3,590.22										
7	30-Jun-87	101,900		3,600.04										
8	31-Jul-87	102,247		3,600.42										
9	31-Aug-87	102,418		3,590.37										
10	30-Sep-87	102,646		3,588.38										
11	31-Oct-87	103,138		3,591.29										
12	30-Nov-87	103,370		3,602.08										
13	31-Dec-87	103,664		3,607.97										
14	31-Jan-88	103,758		3,612.81										
15	29-Feb-88	104,211		3,612.72										
16	31-Mar-88	104,487		3,618.47										
17	30-Apr-88	104,732		3,612.63										
18	31-May-88	104,961		3,603.91										
19	30-Jun-88	105,324		3,612.90										
20	31-Jul-88	105,546		3,596.40										
21	31-Aug-88	105,670		3,588.46										
22	30-Sep-88	106,009		3,594.68										
23	31-Oct-88	106,277		3,589.80										
24	30-Nov-88	106,616		3,613.75										
25	31-Dec-88	106,906		3,612.50										
26	31-Jan-89	107,168		3,622.05										
27	28-Feb-89	107,426		3,622.02										
28	31-Mar-89	107,619		3,619.98										
29	30-Apr-89	107,792		3,625.86										
30	31-May-89	107,910		3,621.71										
31	30-Jun-89	108,026		3,628.54										
32	31-Jul-89	108,066		3,609.76										
33	31-Aug-89	108,115		3,589.16										
34	30-Sep-89	108,365		3,592.88										
35	31-Oct-89	108,476		3,578.97										
36	30-Nov-89	108,753		3,585.06										
37	31-Dec-89	108,849		3,603.64										
38	31-Jan-90	109,183		3,604.40										
39	28-Feb-90	109,432		3,601.60										
40	31-Mar-90	109,647		3,596.80										
41	30-Apr-90	109,688		3,585.30										
42	31-May-90	109,838		3,589.00										
43	30-Jun-90	109,863		3,583.30										
44	31-Jul-90	109,833		3,553.10										
45	31-Aug-90	109,613	500000	3,568.40										
46	30-Sep-90	109,525	500000	3,564.00										
47	31-Oct-90	109,366	500000	3,515.90										
48	30-Nov-90	109,216	500000	3,503.90										
49	31-Dec-90	109,160	500000	3,495.50										

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
50	31-Jan-91	109,039	500000	3,436.60										
51	28-Feb-91	108,735	500000	3,423.70										
52	31-Mar-91	108,577	500000	3,415.30										
53	30-Apr-91	108,367		3,401.00										
54	31-May-91	108,240		3,389.40										
55	30-Jun-91	108,338		3,387.20										
56	31-Jul-91	108,302		3,343.00										
57	31-Aug-91	108,308		3,349.00										
58	30-Sep-91	108,340		3,350.00										
59	31-Oct-91	108,356		3,334.70										
60	30-Nov-91	108,299		3,328.70										
61	31-Dec-91	108,324		3,315.50										
62	31-Jan-92	108,378		3,305.90										
63	29-Feb-92	108,313		3,294.60										
64	31-Mar-92	108,368		3,290.20										
65	30-Apr-92	108,527		3,288.80										
66	31-May-92	108,654		3,282.40										
67	30-Jun-92	108,721		3,279.50										
68	31-Jul-92	108,790		3,262.70										
69	31-Aug-92	108,930		3,271.70										
70	30-Sep-92	108,966		3,274.20										
71	31-Oct-92	109,145		3,265.20										
72	30-Nov-92	109,284		3,258.70										
73	31-Dec-92	109,494		3,260.60										
74	31-Jan-93	109,805		3,271.10										
75	28-Feb-93	110,047		3,276.60										
76	31-Mar-93	109,998		3,272.00										
77	30-Apr-93	110,306		3,276.60										
78	31-May-93	110,573		3,277.50										
79	30-Jun-93	110,754		3,281.90										
80	31-Jul-93	111,053		3,292.90										
81	31-Aug-93	111,212		3,294.80										
82	30-Sep-93	111,451		3,294.50										
83	31-Oct-93	111,737		3,295.40										
84	30-Nov-93	111,999		3,299.50										
85	31-Dec-93	112,311		3,305.00										
86	31-Jan-94	112,583		3,301.80										
87	28-Feb-94	112,783		3,305.80										
88	31-Mar-94	113,248		3,313.00										
89	30-Apr-94	113,597		3,315.20										
90	31-May-94	113,931		3,317.80										
91	30-Jun-94	114,247		3,318.10										
92	31-Jul-94	114,624		3,320.00										
93	31-Aug-94	114,902		3,319.30										
94	30-Sep-94	115,253		3,317.40										
95	31-Oct-94	115,468		3,328.80										
96	30-Nov-94	115,887		3,333.80										
97	31-Dec-94	116,162		3,333.00										
98	31-Jan-95	116,487		3,330.30										

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
99	28-Feb-95	116,691		3,331.90										
100	31-Mar-95	116,913		3,332.70										
101	30-Apr-95	117,075		3,334.70										
102	31-May-95	117,059		3,333.90										
103	30-Jun-95	117,294		3,334.70										
104	31-Jul-95	117,395		3,336.90										
105	31-Aug-95	117,644		3,336.30										
106	30-Sep-95	117,885		3,339.00										
107	31-Oct-95	118,041		3,336.30										
108	30-Nov-95	118,189		3,341.20										
109	31-Dec-95	118,321		3,342.20										
110	31-Jan-96	118,303		3,324.00										
111	29-Feb-96	118,735		3,351.20										
112	31-Mar-96	119,001		3,351.20										
113	30-Apr-96	119,165		3,356.80										
114	31-May-96	119,485		3,367.90										
115	30-Jun-96	119,774		3,370.30										
116	31-Jul-96	120,029		3,365.90										
117	31-Aug-96	120,202		3,373.40										
118	30-Sep-96	120,427		3,377.40										
119	31-Oct-96	120,677		3,385.10										
120	30-Nov-96	120,976		3,389.10										
121	31-Dec-96	121,146		3,394.30										
122	31-Jan-97	121,382		3,399.90										
123	28-Feb-97	121,684		3,402.80										
124	31-Mar-97	122,000		3,414.70										
125	30-Apr-97	122,293		3,419.80										
126	31-May-97	122,551		3,423.60										
127	30-Jun-97	122,818		3,428.40										
128	31-Jul-97	123,131		3,453.30										
129	31-Aug-97	123,092		3,453.60										
130	30-Sep-97	123,604		3,465.90										
131	31-Oct-97	123,945		3,471.40										
132	30-Nov-97	124,251		3,472.10										
133	31-Dec-97	124,554		3,483.20										
134	31-Jan-98	124,830		3,483.10										
135	28-Feb-98	125,026		3,492.20										
136	31-Mar-98	125,177		3,499.60										
137	30-Apr-98	125,456		3,503.30										
138	31-May-98	125,862		3,511.20										
139	30-Jun-98	126,080		3,518.60										
140	31-Jul-98	126,204		3,526.70										
141	31-Aug-98	126,551		3,537.90										
142	30-Sep-98	126,775		3,542.00										
143	31-Oct-98	126,971		3,553.40										
144	30-Nov-98	127,254		3,562.70										
145	31-Dec-98	127,601		3,566.90										
146	31-Jan-99	127,726		3,587.00										
147	28-Feb-99	128,137		3,594.30										

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
148	31-Mar-99	128,244		3,594.00										
149	30-Apr-99	128,619		3,595.10										
150	31-May-99	128,831		3,593.30										
151	30-Jun-99	129,092		3,605.90										
152	31-Jul-99	129,411		3,619.80										
153	31-Aug-99	129,578		3,631.30										
154	30-Sep-99	129,791		3,618.30										
155	31-Oct-99	130,192		3,642.70										
156	30-Nov-99	130,483		3,655.00										
157	31-Dec-99	130,778		3,663.50										
158	31-Jan-00	131,008		3,674.00										
159	29-Feb-00	131,138		3,680.60										
160	31-Mar-00	131,606		3,687.50										
161	30-Apr-00	131,893		3,714.60										
162	31-May-00	132,119		3,721.80										
163	30-Jun-00	132,074		3,724.70										
164	31-Jul-00	132,251		3,729.20										
165	31-Aug-00	132,237		3,704.90										
166	30-Sep-00	132,371		3,735.50										
167	31-Oct-00	132,357		3,742.50										
168	30-Nov-00	132,582		3,742.40										
169	31-Dec-00	132,724		3,748.00										
170	31-Jan-01	132,694		3,748.20										
171	28-Feb-01	132,766		3,741.30										
172	31-Mar-01	132,741		3,739.80										
173	30-Apr-01	132,460	500000	3,726.30										
174	31-May-01	132,422	500000	3,714.50										
175	30-Jun-01	132,293	500000	3,711.50										
176	31-Jul-01	132,178	500000	3,723.10										
177	31-Aug-01	132,020	500000	3,710.80										
178	30-Sep-01	131,778	500000	3,678.90										
179	31-Oct-01	131,454	500000	3,601.10										
180	30-Nov-01	131,160	500000	3,597.70										
181	31-Dec-01	130,989		3,589.80										
182	31-Jan-02	130,847		3,583.20										
183	28-Feb-02	130,714		3,588.70										
184	31-Mar-02	130,695		3,586.00										
185	30-Apr-02	130,615		3,588.10										
186	31-May-02	130,607		3,593.80										
187	30-Jun-02	130,664		3,588.50										
188	31-Jul-02	130,579		3,586.40										
189	31-Aug-02	130,564		3,583.50										
190	30-Sep-02	130,504		3,574.70										
191	31-Oct-02	130,629		3,573.70										
192	30-Nov-02	130,639		3,571.40										
193	31-Dec-02	130,481		3,568.80										
194	31-Jan-03	130,575		3,555.70										
195	28-Feb-03	130,422		3,550.20										
196	31-Mar-03	130,212		3,538.80										

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
197	30-Apr-03	130,167		3,535.40										
198	31-May-03	130,156		3,532.70										
199	30-Jun-03	130,166		3,526.20										
200	31-Jul-03	130,189		3,522.30										
201	31-Aug-03	130,148		3,517.10										
202	30-Sep-03	130,250		3,525.40										
203	31-Oct-03	130,446		3,528.50										
204	30-Nov-03	130,462		3,530.80										
205	31-Dec-03	130,586		3,528.60										
206	31-Jan-04	130,747		3,522.80										
207	29-Feb-04	130,791		3,529.20										
208	31-Mar-04	131,123		3,537.10										
209	30-Apr-04	131,372		3,534.90										
210	31-May-04	131,679		3,543.70										
211	30-Jun-04	131,753		3,550.10										
212	31-Jul-04	131,785		3,546.90										
213	31-Aug-04	131,917		3,554.80										
214	30-Sep-04	132,079		3,556.70										
215	31-Oct-04	132,425		3,561.80										
216	30-Nov-04	132,490		3,563.70										
217	31-Dec-04	132,619		3,566.10										
218	31-Jan-05	132,753		3,575.70										
219	28-Feb-05	132,992		3,576.90										
220	31-Mar-05	133,126		3,577.50										
221	30-Apr-05	133,489		3,593.70										
222	31-May-05	133,664		3,592.20										
223	30-Jun-05	133,909		3,598.20										
224	31-Jul-05	134,282		3,608.70										
225	31-Aug-05	134,478		3,609.70										
226	30-Sep-05	134,545		3,623.80										
227	31-Oct-05	134,629		3,609.80										
228	30-Nov-05	134,966		3,624.10										
229	31-Dec-05	135,125		3,632.10										
230	31-Jan-06	135,402		3,632.00										
231	28-Feb-06	135,717		3,635.20										
232	31-Mar-06	135,997		3,647.70										
233	30-Apr-06	136,179		3,654.20										
234	31-May-06	136,202		3,660.60										
235	30-Jun-06	136,279		3,666.50										
236	31-Jul-06	136,486		3,666.30										
237	31-Aug-06	136,670		3,662.70										
238	30-Sep-06	136,827		3,680.10										
239	31-Oct-06	136,829		3,684.10										
240	30-Nov-06	137,039		3,694.80										
241	31-Dec-06	137,210		3,708.20										
242	31-Jan-07	137,448		3,716.50										
243	28-Feb-07	137,536		3,725.10										
244	31-Mar-07	137,724		3,730.80										
245	30-Apr-07	137,802		3,728.40										

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
246	31-May-07	137,946		3,733.70										
247	30-Jun-07	138,017		3,743.80										
248	31-Jul-07	137,984		3,744.60										
249	31-Aug-07	137,968		3,747.60										
250	30-Sep-07	138,053		3,752.30										
251	31-Oct-07	138,135		3,764.70										
252	30-Nov-07	138,253		3,770.80										
253	31-Dec-07	138,350	500000	3,775.80										
254	31-Jan-08	138,365	500000	3,790.10										
255	29-Feb-08	138,279	500000	3,797.40										
256	31-Mar-08	138,199	500000	3,797.60										
257	30-Apr-08	137,985	500000	3,805.30										
258	31-May-08	137,803	500000	3,802.00										
259	30-Jun-08	137,631	500000	3,802.70										
260	31-Jul-08	137,421	500000	3,802.30										
261	31-Aug-08	137,162	500000	3,807.00										
262	30-Sep-08	136,710	500000	3,802.90										
263	31-Oct-08	136,236	500000	3,788.70										
264	30-Nov-08	135,471	500000	3,780.20										
265	31-Dec-08	134,774	500000	3,768.70										
266	31-Jan-09	133,976	500000	3,750.30										
267	28-Feb-09	133,275	500000	3,734.00										
268	31-Mar-09	132,449	500000	3,714.00										
269	30-Apr-09	131,765	500000	3,685.40										
270	31-May-09	131,411	500000	3,685.70										
271	30-Jun-09	130,944		3,679.20										
272	31-Jul-09	130,617		3,681.60										
273	31-Aug-09	130,401		3,686.10										
274	30-Sep-09	130,174		3,667.30										
275	31-Oct-09	129,976		3,668.70										
276	30-Nov-09	129,970		3,669.40								-4.1%		-2.9%
277	31-Dec-09	129,687		3,675.30								-3.8%		-2.5%
278	31-Jan-10	129,705		3,679.70								-3.2%		-1.9%
279	28-Feb-10	129,655		3,682.90								-2.7%		-1.4%
280	31-Mar-10	129,811		3,692.80								-2.0%		-0.6%
281	30-Apr-10	130,062		3,705.50								-1.3%		0.5%
282	31-May-10	130,578		3,727.00								-0.6%		1.1%
283	30-Jun-10	130,456		3,722.30								-0.4%		1.2%
284	31-Jul-10	130,395		3,679.80								-0.2%		0.0%
285	31-Aug-10	130,353		3,697.90								0.0%		0.3%
286	30-Sep-10	130,296		3,710.00								0.1%		1.2%
287	31-Oct-10	130,537		3,728.10								0.4%		1.6%
288	30-Nov-10	130,674		3,734.50								0.5%		1.8%
289	31-Dec-10	130,745		3,741.60								0.8%		1.8%
290	31-Jan-11	130,815		3,755.20								0.9%		2.1%
291	28-Feb-11	130,983		3,765.80								1.0%		2.3%
292	31-Mar-11	131,195		3,770.90								1.1%		2.1%
293	30-Apr-11	131,517		3,787.00								1.1%		2.2%
294	31-May-11	131,619		3,787.00								0.8%		1.6%

A

136.50 2001-2002 Recession
153.10 1990-1991 Recession
130.00 April 08 - Dec 09
-231.20 April 08 - May 14
-361.20 Dec 09 - May 14

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
295	30-Jun-11	131,836		3,789.60								1.1%		1.8%
296	31-Jul-11	131,942		3,801.70								1.2%		3.3%
297	31-Aug-11	132,064		3,805.60								1.3%		2.9%
298	30-Sep-11	132,285		3,815.50								1.5%		2.8%
299	31-Oct-11	132,468		3,817.00								1.5%		2.4%
300	30-Nov-11	132,632		3,829.10								1.5%		2.5%
301	31-Dec-11	132,828		3,833.90								1.6%		2.5%
302	31-Jan-12	133,188		3,843.60								1.8%		2.4%
303	29-Feb-12	133,414		3,856.80								1.9%		2.4%
304	31-Mar-12	133,657		3,866.50								1.9%		2.5%
305	30-Apr-12	133,753		3,870.60								1.7%		2.2%
306	31-May-12	133,863		3,882.10								1.7%		2.5%
307	30-Jun-12	133,951		3,884.80		217.50						1.6%		2.5%
308	31-Jul-12	134,111		3,871.70		204.40						1.6%		1.8%
309	31-Aug-12	134,261		3,890.90		223.60						1.7%		2.2%
310	30-Sep-12	134,422		3,905.40		238.10						1.6%		2.4%
311	31-Oct-12	134,647		3,915.60		248.30						1.6%		2.6%
312	30-Nov-12	134,850		3,900.10		232.80						1.7%		1.9%
313	31-Dec-12	135,064		3,928.10		260.80						1.7%		2.5%
314	31-Jan-13	135,261		3,928.50		261.20						1.6%		2.2%
315	28-Feb-13	135,541		3,933.00		265.70						1.6%		2.0%
316	31-Mar-13	135,682		3,942.90		275.60						1.5%		2.0%
317	30-Apr-13	135,885		3,961.10		293.80						1.6%		2.3%
318	31-May-13	136,084		3,961.70		294.40						1.7%		2.1%
319	30-Jun-13	136,285		3,966.50		299.20						1.7%		2.1%
320	31-Jul-13	136,434		3,975.00		307.70						1.7%		2.7%
321	31-Aug-13	136,636		3,981.80		314.50						1.8%		2.3%
322	30-Sep-13	136,800		3,984.10		316.80						1.8%		2.0%
323	31-Oct-13	137,037		3,995.80		328.50						1.8%		2.0%
324	30-Nov-13	137,311		4,002.80		335.50						1.8%		2.6%
325	31-Dec-13	137,395		4,008.40		341.10						1.7%		2.0%
326	31-Jan-14	137,539		4,011.80		344.50						1.7%		2.1%
327	28-Feb-14	137,761		4,020.90		353.60						1.6%		2.2%
328	31-Mar-14	137,964		4,020.80		353.50						1.7%		2.0%
329	30-Apr-14	138,268		4,025.80		358.50						1.8%		1.6%
330	31-May-14	138,492		4,036.50		369.20						1.8%		1.9%
331	30-Jun-14	138,780												
332														
333		2,346		75										
334														
335		1.8%		1.9%										

Annex 4

Year	Total	
1990	392.4659	392,465,924
1991	396.4364	396,436,372
1992	400.2026	400,202,641
1993	397.6836	397,683,637
1994	400.2773	400,277,313
1995	394.3071	394,307,136
1996	392.4314	392,431,350
1997	388.6282	388,628,189
1998	389.2027	389,202,672
1999	392.4284	392,428,362
2000	392.4475	392,447,539
2001	378.9725	378,972,473
2002	387.2065	387,206,499
2003	389.0773	389,077,264
2004	391.0081	391,008,076
2005	390.2138	390,213,808
2006	389.131	389,131,028
2007	390.6684	390,668,420
2008	395.0371	395,037,116
2009	394.5468	394,546,752
2010	392.7207	392,720,662
2011	392.7108	392,710,797
2012	391.0237	391,023,658
2013	395.2834	395,283,377
2014Q2	393.8594	393,859,367

Annex 5


NEW YORK
CAPITAL MARKETS GROUP
MARKET OVERVIEW
First Quarter 2010
CUSHMAN &
WAKEFIELD®

Table of Contents

NEW YORK CAPITAL MARKETS GROUP

MARKET OVERVIEW – FIRST QUARTER 2010

- Executive Summary

  – Economic Overview

  – NY Capital Markets

  – NY Office Leasing

  – NY Residential

- Addenda

  – Economic Overview

  – NY Capital Markets

  – NY Office Leasing

  – NY Residential

CUSHMAN & WAKEFIELD®

Economic Overview - National

Executive Summary

- Most economists view recession, which commenced 4Q07, as having ended 4Q09
- Job picture improving, with unemployment at 9.7% (March 2010), down from 4Q09 at 10.0%
- Interest rates remain low, a Fed priority, but more concern about eventual increases
- Consumers confidence index, after dropping sharply thru 3Q09, has remained steady since 4Q09
- Loan extensions continue, pushing back loss recognition (loan restructures, note sales, foreclosures)
- 2009 national real estate sales volume at 10% of 2007 peak and 35% of 2008 volume
- National investment sales in second half of 2009 ($34 billion) doubled first half volume ($17 billion). 1Q10 investment volume ($12 billion[1]) ahead of 1Q09 ($9 billion)
- Investors, global and domestic, are eager to invest and frustrated by lack of product
- Debt market illiquidity easing, with competition for core product in good markets

(1) $8 billion as of February 28, 2010. $12 billion estimated for the 1st Quarter 2010.
** Additional data can be found in the addenda (Slides 42-55).*

Economic Overview - National

Civilian Unemployment Rate


12%
10%
8%
6%
4%
2%
1949
1954
1959
1964
1969
1974
1979
1984
1989
1994
1999
2004
2009
7.9%
5.9%
7.4%
6.9%
5.9%
9.0%
7.8%
10.8%
7.8%
6.3%
9.7%
Recessions
Unemployment Rate

Unemployment rate stopped steep climb, leveling in 4Q09.
Unemployment flat at 9.7% between Jan 2010 through Mar 2010, down from 10% in Dec 2009.

Source: Bureau of Labor Statistics

US Unemployment Claims


700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
National Recessions
Unemployment Claims

Economic Overview - National

US Historical Investment Volume (Billions), 2001-1Q2010*


$600
$500
$400
$300
$200
$100
$0
$ Billions
$79
$15
$63
$102
$22
$79
$123
$23
$100
$204
$3
$43
$158
$303
$9
$62
$232
$352
$29
$66
$256
$512
$128
$137
$247
$144
$0.2
$34
$110
$51
$51
$7
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Individual Asset Sales
Portfolio (Non-privatization)
Privatizations

2009 US investment volume down 72% from 2008 and 92% from 2007.
2009 down 87% from 5 year annual average (2004-2008).

**As of February 28, 2010.*

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

Economic Overview - National

National Historical Cap Rates (1990 - 2009)



Pre-9/11 Cap Rate Avg
(1991-2Q01) = 8.95%
Post-9/11 Cap Rate Avg
(3Q01-4Q08) = 6.96%
'05-'07 "bubble" Cap
Rate Avg = 5.95%
4Q09 = 8.41%
Cap Rate
11%
10%
9%
8%
7%
6%
5%
4%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	Pre-9/11 Avg	05-1Q08 Bubble	Spread (bps)
Apartment*	8.58%	5.21%	-337
Industrial*	9.19%	6.34%	-284
Office *	8.92%	5.97%	-295
Retail *	9.11%	6.26%	-285
Overall Avg	**8.95%**	**5.95%**	**-300**

** Property type transaction cap rates derived using the spread between property type current value cap rate and All Property transaction cap rates.*

After historically low levels, rapid climb toward historical mean through 2008-2009. Leveling in many markets.

Source: NCREIF, Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

Economic Overview - National

Total Commercial Mortgage Maturities


$350 BN
$300 BN
$250 BN
$200 BN
$150 BN
$100 BN
$50 BN
$0 BN
$2.2 Trillion
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
CMBS
Non-CMBS

Total commercial mortgage maturities from 2010 – 2017 estimated at $2.2 trillion or almost $300 billion per annum.

Source: Mortgage Bankers Association, Trepp, Foresight Analytics, UBS Investment Research

Economic Overview - National

CMBS Loan Maturities


$ Billions
$160
$140
$120
$100
$80
$60
$40
$20
$0
CMBS Other *
CMBS Floating Rate
CMBS Fixed-rate Conduit
$371 Billion
$173 Billion
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

$173 billion matures from 2010 to 2012; $371 billion matures from 2015 to 2017.
1Q2010 CMBS in special servicing up 440% from year-end 2008; $14.3 billion to $76.1 billion.

** CMBS Other represents private deals, not publicly tracked, etc.*

Source: Mortgage Bankers Association, RealPoint

Economic Overview - National

CMBS Fixed-Rate Loan Maturities and Refinancing Risk


CMBS
Fixed-Rate Loan
Maturities (Billions)
CMBS
Fixed-Rate Loans
% Non-Refinanceable
$160
$140
$120
$100
$80
$60
$40
$20
$0
80%
70%
60%
50%
40%
30%
20%
10%
0%
64%
66%
71%
50%
58%
59%
67%
73%
41%
2010
2011
2012
2013
2014
2015
2016
2017
2018
CMBS Refinanceable
CMBS Non-Refinanceable*
Percent of CMBS Loans Non-Refinanceable

65% of CMBS fixed-rate loans maturing over next 9 years are non-refinanceable.

** Non-Refinanceable defined as loans having an LTV in excess of 80% at maturity.*

Source: Mortgage Bankers Association, RealPoint, Deutsche Bank

CUSHMAN & WAKEFIELD®

Economic Overview - National

Trailing 12 Months CMBS Delinquency: Balance and Percentage


Delinquency Balance (Billions)
CMBS Delinquency % of Outstanding
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
CMBS Delinquency Balance
CMBS Delinquency Rate

Delinquency percentage expected to reach between 8.0% and 9.0% by mid-2010, potentially surpassing 12.0% by year-end 2010. Between 1998 and March 2009 delinquency rate did not exceed 2.0%

Source: RealPoint

Economic Overview - New York

NYC Employment, 1988-2010


18% Vacancy
$30 PSF Rents
150,000 Jobs Lost
12% Vacancy
$44 PSF Rents
140,000 Jobs Lost
March 2010
11.6% Vacancy
$55 PSF Rents
155,000 Jobs Lost (thru 1Q10)
Projected total job loss*: 175,000
4Q 2010 Vacancy Projection: 12.6%
Thousands of Persons
3,900
3,800
3,700
3,600
3,500
3,400
3,300
3,200
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
National Recessions
NYC Employment
NYC Employment Projection

U.S. unemployment at 9.7%; New York City at 10.2%. New York City total job loss projection down from 325,000 a year ago to 175,000 as of 1Q10.

** As per New York City OMB 2010 projections.*

Source: Cushman & Wakefield Research

NYC Potential Job Loss Impact on Vacancy



Vacancy Rate
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
12.6%
11.6%*

Peak vacancy projection revised downward from 15%+ to 12.6%.
NYC unemployment lower than anticipated.

** Additional job loss from April 1, 2010*

A

Economic Overview – New York

New Office Building Construction, By Decade


Average = 58.6 MSF per decade
Average = 15.0 MSF per decade
Inventory reduced 25 MSF due to World Trade Center (15 MSF) and residential conversion (10 MSF)
Square Feet (millions)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
65.3
54.6
55.9
12.5
17.6
270 Park Ave - 1,132,460
1285 Aven of the Ame - 1,473,950
643 West 43rd St - 1,128,000
1 Chase Manhattan Plz - 1,898,158
399 Park Ave - 1,250,000
60 Broad St - 1,014,041
200 Park Ave - 2,254,274
1290 Ave of the Ame - 1,987,328
277 Park Ave - 1,529,945
1301 Ave of the Ame - 1,764,411
59 Maiden Ln - 1,043,007
245 Park Ave - 1,611,046
26 Federal Plz - 1,109,969
140 Broadway - 1,200,000
909 Third Ave - 1,125,000
767 Fifth Ave - 1,637,379
1345 Ave of the Ame - 1,640,000
2 Penn Plz - 1,500,000
1 NY Plz -2,103,750
345 Park Ave - 1,600,519
450 West 33rd St - 1,500,000
153 East 53rd St - 1,492,860
1166 Ave of the Ame - 1,430,000
1211 Ave of the Ame - 1,734,105
1 Bankers Trust Plz - 1,363,334
1633 Broadway - 2,240,000
1 Penn Plz - 2,072,136
1 Liberty Plz - 2,121,437
55 Water St - 3,600,000
9 West 57th St - 1,500,000
1114 Ave of the Ame - 1,310,000
1185 Ave of the Ame - 1,000,000
1221 Ave of the Ame - 2,200,000
1251 Ave of the Ame - 1,893,652
1515 Broadway - 1,417,450
1 WTC - 3,958,091
2 WTC - 3,958,091
2 NY Plz - 1,345,919
237 Park Ave - 1,142,196
55 East 52nd St - 1,050,000
101 Park Ave - 1,137,000
590 Madison Ave - 1,016,413
335 Madison Ave - 1,046,984
85 Broad St - 1,040,000
101 Barclay St - 1,140,000
787 Seventh Ave - 1,429,610
1 WFC - 1,461,365
3 WFC - 2,300,000
4 WFC - 1,600,000
2 WFC - 2,200,000
7 WTC - 1,855,000
Financial Sqr - 1,000,301
825 Eighth Ave - 1,550,212
388 Greenwich St - 1,600,000
60 Wall St - 1,587,849
1585 Broadway - 1,220,732
4 Times Square - 1,477,631
383 Madison Ave - 1,200,000
745 Seventh Ave - 1,036,741
5 Times Square - 1,062,203
Columbus Center - 1,016,000
300 Madison Ave - 1,200,000
7 Times Square - 1,000,000
7 WTC - 1,700,000
1101 Ave of the Ame - 2,100,000
620 Eighth Ave - 1,500,000
1960s
1970s
1980s
1990s
2000s

Net addition to supply over last 20 years = 6.5 MSF. Long term, NYC faces space supply shortage, which will be magnified by lack of recent, modern building stock.

Note: New buildings identified > 1,000,000 SF; total construction SF includes all new office buildings above 100,000 SF.

Source: Cushman & Wakefield Research

CUSHMAN & WAKEFIELD®

Economic Overview – New York

1st Quarter Year-to-Year Comparison - 2009 vs. 2010

Employment Metrics

US EMPLOYMENT - 3 MONTH CHANGE	**12/31/08 → 3/31/09**	**12/31/09 → 03/31/10**
UNEMPLOYMENT RATE	7.4% → 8.6%	10.0% → 9.7%
UNEMPLOYMENT CLAIMS (Weekly)	552,750 → 658,000	460,250 → 460,000
NYC EMPLOYMENT	**1Q09**	**1Q10**
Total Actual Job Loss	-100,000	-155,000
Total Job Loss Projection	-325,000	-175,000

Leasing Metrics

6 MONTH CHANGE	**9/30/08 → 3/31/09**	**9/30/09 → 03/31/10**
VACANCY RATE		
New York City	**7.7% → 9.6%**	**11.1% → 11.6%**
RENTAL RATE (Asking)		
New York City	**$72.07 → $65.01**	**$57.08 → $55.38**
NET EFFECTIVE RENTAL RATE		
New York City	**$62.40 → $46.64**	**$42.89 → $40.54**
TENANT MINDSET	**Short-term extensions** ▪ Business uncertainty ▪ Worsening fundamentals	**Lock in long-term** ▪ More certainty ▪ Take advantage of market

Source: Cushman & Wakefield Research

NY Capital Markets

Manhattan Overview

- 2009 NYC sales volume, at $3.5 billion, down 93% from 2007 peak; down 87% from 2004-2008 average
- 1Q10 NYC sales volume at $2.5 billion; closed and under contract volume totals $3.3 billion almost equaling 2009's total volume (sales closed)
- Surge in capital – domestic and global – ready to invest in New York City
- Cap rate compression occurring for core assets
- Investors starting to sell again, versus lender driven sales or owner-occupants raising capital

** Additional data can be found in the addenda (Slides 56-61).*

NYC Investment Sales Activity

1st Quarter Year to Year Comparison, 2009 vs. 2010

	2009	1Q10
SALES VOLUME:		
1st Quarter (closed)	$1.48 Billion	$2.5 Billion
Note:	Total NYC sales volume closed year end 2009: $3.45 Billion 1Q10 Closed and under contract: $3.3 Billion	
DEALS > $100 MILLION:	7	10 *
INVESTOR MINDSET:	Global and domestic investors circling NYC. Most waiting for bottom.	Global and domestic investors want to buy now. Frustrated capital due to lack of product. Capital pushing yields down for core product.
DEBT LIQUIDITY:	Almost non-existent.	Lenders competing for core product with little leasing risk.

** Closed and Under Contract*

NY Capital Markets

Manhattan Annual Investment Sales Activity



Sales Activity (Billions)
Price PSF
$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$253
$336
$308
$340
$421
$443
$475
$434
$549
$749
$875
$941(1)
$335 (2)
$534 (3)
$2.5B
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
# of Deals
128
173
155
111
78
58
83
165
170
259
346
191
66
34
Total
Midtown and Midtown South
Downtown
Weighted Average Midtown Class A Office Price PSF

1Q10 closed and under contract transactions at $3.3 billion, near 2009 total closed of $3.5 billion.

(1) 2008 Average price PSF excluding GM Building: $832 PSF
(2) Based on the only two MT Class A sales in 2009: 1540 Broadway and Worldwide Plaza
(3) Based on the only MT Class A closed sale: 299 Park Avenue (49.5% interest)

Source: Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

Investment Sales by Investor Profile

Based on 2007 Total Sales of $48.5 Billion


Corporate / User 1%
Other 3%
Pension Fund 4%
REIT 18%
Foreign 13%
Private Capital 56%

Based on 2008 Total Sales of $19.8 Billion


Corporate / User 6%
Other 1%
REIT 11%
Pension Fund 10%
Private Capital 33%
Foreign 39%

Based on 2009 Total Sales of $3.5 Billion


Corporate / User 16%
Other 2%
Foreign 10%
Private Capital 39%
Pension Fund 33%

Based on 1Q10 Total Sales of $2.5 Billion (Closed)


Other 14%
REIT 26%
Pension Fund 13%
Private Capital 41%
Foreign 6%

Playing field has leveled, providing more opportunity for institutional and foreign buyers.

Source: Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

NY Capital Markets

Midtown Class A Cap Rates - Weighted Overall Cap Rates, 1999 – 2009


Cap Rate
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
7.91%
7.30%
7.58%
7.34%
6.34%
4.93%
4.64%
4.04%
3.55%
4.45%
5.85%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

2009 represents weighted average of the 1540 Broadway transaction at approximately 6% cap on in-place NOI (22% vacancy) and Worldwide Plaza transaction at approximately 5.75% cap on in-place NOI (40% vacancy).

Source: Cushman & Wakefield Capital Markets Group

Manhattan Notable 2010 Sales

	Status / Address	Type / Size	Sale Price	Seller / Buyer	Comments
	Under Contract 600 Lexington Avenue	Office 303,515 SF	$193,000,000 $636 PSF	Hines US Core Fund SL Green	Sale represents a 5.3% cap rate. Property is currently 93.6% occupied, with 54% of the space expiring in 3 years.
	Under Contract 680 Madison Avenue Carlton House	Hotel 220,000 SF	$170,000,000 $773 PSF	Helmsley Trust Extell and Angelo Gordon	Long-term leasehold interest. Property contains 14,667 SF of prime retail space on Madison Avenue. Residential conversion potential and retail are value drivers.
	Under Contract 417 Fifth Avenue	Office 408,000 SF	$140,000,000 $343 PSF	Moinian Group and Goldman Sachs Foreign Investor	Property is 96% leased, however, 25% of lease space expires in first 2 years.
	Closed January 2010 299 Park Avenue (49.5% Interest)	Office 1,160,000 SF	$620,000,000 $535 PSF	UBS Rockpoint	Reportedly, a low 8% cap rate on year one income. Rockpoint assumed a portion of the $310 million mortgage that matures in 2025. UBS leases 75% of the property through 2018 and is paying $115 PSF for some of its premises.

Manhattan Notable 2010 Sales

	Status / Address	Type / Size	Sale Price	Seller / Buyer	Comments
	Closed April 2010 452 Fifth Avenue	Office 865,000 SF	$330,000,000 $382 PSF	HSBC Midtown Equities and IDB Holding Corp. (Israeli)	HSBC leasing floors 12-29 (290,000 SF) for 1 year and floors 1-11 (550,000 SF) for 10 years. Cap rate is approximately 8% on year one income.
	Closed January 2010 510 Madison Avenue (Debt)	Office 328,800 SF	$160,000,000 $487 PSF	Union Labor Life SL Green	SL Green purchased the debt from Union Labor Life. Original loan amount was $192 million. Property secured one retail tenant and one office tenant, both of which are litigating with ownership to break their leases. Reportedly, the loan is due in April 2010 and has two, six month extension options.
	Closed January 2010 4 New York Plaza	Office 1,084,000 SF	$107,000,000 $99 PSF	JP Morgan Chase & Co. Capstone Equities & Harbor Group International	JP Morgan Chase will lease-back approximately 74% of the building for 15 years. The remaining 26% of the building is vacant. Cap rate is approximately 7.4% on year one income from Chase.

NY Office Leasing Market

Overview

Manhattan

- Overall market showing signs of stability. 1Q10 overall vacancy rate at 11.6%, up slightly over prior quarter
- Vacancy rate increase partly attributed to addition of 11 Times Square (1.1 MSF)
- Leasing velocity for 1Q10 (4.0 MSF) outpacing 2002-2007 first quarter average (3.5 MSF)
- Midtown Class A vacancy at 13.9%; availability at 14.2%[1]
- Downtown's 12-month availability rate at 13.8% due to 85 Broad Street and 70 Pine Street
- More tenants seeking to lock in 10 to 15 year leases, including blend and extends and early renewals (3.5 MSF of early renewals signed since 2Q09)
- Since 4Q09 landlords selectively have begun to reduce concessions
- A few landlords starting to increase asking rents or hold back space

[1] Vacancy = currently available and available within 6 months
Availability = currently available and available within 12 months
** Additional data can be found in the addenda (Slides 62-98)*

NY Office Leasing Market

Overall Vacancy Rates 1Q10

	Inventory	Direct Vacancy	Total Vacancy(1)	Total Availability(2)	Rent
Midtown	241,414,890 sf	9.7%	12.6%	12.8%	$61.93
Midtown South	64,584,632 sf	7.8%	9.9%	11.1%	$46.32
Downtown	86,252,332 sf	7.8%	10.0%	13.8%	$38.95
Manhattan	392,251,854 sf	9.0%	11.6%	12.8%	$55.38


21.0%
19.0%
17.0%
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
Equilibrium 7-9%
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 1Q10
Recessions
Manhattan
MT
MTS
DT

[1)] *Total Vacancy is defined as available space that is currently vacant or will be vacant within 6 months.*
[2)] *Total Availability is defined as available space that is currently vacant or will be vacant within 12 months.*

Source: Cushman & Wakefield Research

Manhattan Office Market

New Leasing Activity


40
35
30
25
20
15
10
5
0
Millions SF
33.4
33.1
31.2
31.5
18.9
20.8
20.1
29.5
25.5
27.1
23.6
19.1
16.3
3.1
1Q09
5.7
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

1Q10 leasing activity up 84.2% over 1Q09.
Leasing activity in 2009 the lowest annual total in more than a decade.

Source: Cushman & Wakefield Research

Midtown Leasing Activity by Quarter

Six Year Average 2002-2007 vs 2008, 2009 & 1Q10


6.00
5.00
4.00
3.00
2.00
1.00
0.00
MSF Leased
3.5
3.7
4.1
3.7
5.2
3.4
3.9
2.1
3.5
1.8
4.1
2.4
5.2
3.4
3.9
3.5
3.5
4.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
6 Year Average
2008
2009
2010

1Q10 leasing velocity up 117% over 1Q09, outpacing 6-year average of 2002-2007.

Source: Cushman & Wakefield Research

Manhattan Office Market

100,000 SF+ Leases (including renewals)



Number of Leases
60
50
40
30
20
10
0
30
25
22
44
21
14
15
50
27
42
30
32
35
7
1Q09
8
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

8 big block leases completed in first quarter of 2010 vs. 7 in first quarter of 2009.

Source: Cushman & Wakefield Research

Park Avenue Leasing Activity Monthly Average


210,000
170,000
130,000
90,000
50,000
10,000
SF Leased
106,824
19,758
96,478
185,489
2002-2008
9/08-3/09
4/09-9/09
10/09-3/10
New Leases

Manhattan Office Market

Leasing Activity by Block Size, Total SF Leased – 1Q10


38.3%
10.6%
14.9%
13.0%
23.2%
1-9,999 sf
10,000-24,999 sf
25,000-49,999 sf
50,000-99,999 sf
100,000 + sf

Source: Cushman & Wakefield Research

Manhattan Office Market

Comparative Direct Net Absorption



Manhattan Total
1Q10: (1,817,704)
1Q09: (4,554,617)
Square Feet
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
-1,000,000
-2,000,000
-3,000,000
-4,000,000
-5,000,000
-6,000,000
-7,000,000
-8,000,000
-9,000,000
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Midtown
Midtown South
Downtown

1.8 MSF of space added to the market in 1Q10 represents a 60% reduction versus 1Q09 when 4.5 MSF of space was added.

Source: Cushman & Wakefield Research

NY Office Leasing Market

Overall Average Asking Rental Rates


1Q10 Overall Asking Rents
Manhattan $55.38
MT $61.93
MTS $46.32
DT $38.95
$/sf
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 1Q10
Recessions
Manhattan
MT
MTS
DT

Asking rents down 27% in Midtown and 23% in Downtown compared to the peak of the market in 3Q08.

Note: Net effective rents peak 1Q08

Source: Cushman & Wakefield Research

NY Office Leasing Market

Midtown Office Market | Class A Asking Rental Rates Direct rent vs. Sublease



Average Gap (1995-2008): $5.04 PSF
Current Gap: $16.45 PSF
$/SF
$95.00
$85.00
$75.00
$65.00
$55.00
$45.00
$35.00
$25.00
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
$69.49
$53.04
Midtown Direct
Midtown Sublease

Midtown Class A direct and sublease asking rent spread at $16.45 per square foot, approximately 23% delta.

Source: Cushman & Wakefield Research

NY Office Leasing Market

Midtown Recession Parameters: Cumulative Class A Rent Change From Peak (Asking Rents)



0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
-29.10%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Year 1
Year 2
Year 3
Year 4
Quarters After Market Peak
Recessions of:
1990
2000
2008

Peak-to-trough asking rents down 29% over 6 quarters (through 1Q10) vs. down 24% over 11 quarters in 2000 recession.

Source: Cushman & Wakefield Research

NY Office Leasing Market

Midtown Class A Rents | Asking Vs. Net Effective


$/SF
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
$86.12
$88.79
$92.30
$80.42
$92.59
$78.75
$86.40
$63.89
$79.13
$63.32
$71.58
$50.08
$68.71
$48.94
$65.61
$51.60
$65.54
$46.85
Midtown Ask
Midtown Net Effective

Net effective rents have stabilized following sharp decline through 2Q09.

Source: Cushman & Wakefield Research

NY Office Leasing Market

Midtown Class A Forecast


$/SF per Year
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
14%
12%
9%
7%
5%
2%
0%
Vacancy
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
$64.52
$54.65
$65.28
$59.85
$67.25
$64.95
$72.56
$71.05
$80.27
$74.35
$85.65
$85.25
Asking Rents
Net Effective Rents
Vacancy Rate

Rents are expected to bottom mid-year 2010, followed by recovery.
Midtown net effective rents appear to be stabilizing.

Source: Cushman & Wakefield Research

NY Residential Market

Manhattan Overview

- Manhattan residential values remain weak, yet the pace of declining indicators has eased
- Condominium and Co-op residential market hit hard in 2009 as debt market dried
  - Since 1Q09, average condominium pricing per unit declined 21.8%; luxury sector witnessed a 29.9% decrease in average unit pricing
  - 1Q10 sales volume nearly doubled the same period 2009
- Recent New York State Court of Appeals ruling on J-51 tax treatment and rent increases may pose significant ramifications for landlords of approximately 80,000 apartments that retrospectively may have improperly increased rents beyond set limits, and received special tax benefits
- Number of residential construction permits issued in 1Q10 (annualized) down 91.8% from 2008 peak
- Quarterly indicators appear to demonstrate a stabilizing market and pricing equilibrium – however, uncertainty remains for 2010
- Despite a rising vacancy rate, the rental market shows signs of stabilizing as incentives are being scaled back

* *Additional data can be found in the addenda (Slides 99-106).*

NY Residential Market

Manhattan Residential Condo Sale Prices, 1998 – 1Q2010



$ Per Unit
$ PSF
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Average Unit Price
Average Price Per Square Foot

Average unit pricing fell 21.8% since 1Q09, but has increased 3.6% over the prior quarter.

Source: Miller Samuel, Inc.

NY Residential Market

Manhattan Residential Co-Op Sale Prices, 1998 – 1Q2010


$ Per Unit
$ PSF
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Average Unit Price
Average Price Per Square Foot

Average Co-Op unit pricing slipped 5.0% since the same period last year, but has increased 16.3% since the prior quarter.

Source: Miller Samuel, Inc.

NY Residential Market

Manhattan Luxury Residential Condo and Co-op Sale Prices, 1998 – 1Q2010


$ Per Unit
$ PSF
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Average Unit Price
Average Price Per Square Foot

Luxury unit pricing down 29.9% and price per square foot down 28.0% since 1Q09.

Note: Luxury market accounts for top 10% of all Condo and Co-op Sales

Source: Miller Samuel, Inc.

Manhattan Residential Overview

Yearly Volume of Condominium & Co-Op Sales


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Condos
Co-ops

1Q10 sales nearly doubled volume in 1Q09.
Current quarter volume is consistent with average quarterly volume for the past decade.

Source: Miller Samuel, Inc.

Manhattan Residential Overview

Residential Unit Permits Issued for New York City


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10*

1Q10 permits issued (annualized) have dropped by 91.8% from 2008 peak, the lowest level since 1993. The expiration of the 421a program influenced peak issuance in 2008.

** Data for January & February Only.*

Source: U.S. Department of Housing and Urban Development

NEW YORK
CAPITAL MARKETS GROUP

ADDENDA:
ECONOMIC OVERVIEW



CUSHMAN & WAKEFIELD®

US Payroll Employment


138,000
133,000
128,000
123,000
118,000
Thousands of Persons
1996
1998
2000
2002
2004
2006
2008
2010
2006 +2.1 Mil.
2007 +1.1 Mil.
2008 -3.6 Mil.
2009 -4.7 Mil.
Total Recession: -8.2 Mil.

Source: US Bureau of Labor Statistics

US Office-Using Employment


30,000
29,000
28,000
27,000
26,000
25,000
24,000
23,000
22,000
Thousands of Persons
1996
1998
2000
2002
2004
2006
2008
2010
Share of Total Employment 20.8%
Percent of Job Loss 28.2%
Total Recession Job Loss -2.4 mil.

Source: US Bureau of Labor Statistics

Economic Overview - National

U.S. Commercial Real Estate Debt Markets, $3.43 Trillion


REIT's
0.9%
Finance Companies
2.1%
Commercial/Savings
Banks
49.9%
All Other
12.7%
Govt. Entities
4.9%
Life Insurance Cos
9.1%
CMBS
20.4%
Commercial/Savings Banks - $1.69T
CMBS - $690B
Life Insurance Cos - $307B
Govt. Entities - $166.8B
All Other - $429.6B
Finance Companies - $70B
REIT's - $29.6B

Source: Mortgage Bankers Association
Federal Reserve Flow of Funds

Economic Overview - National

U.S. Residential Real Estate Debt Markets, $10.78 Trillion


REIT's
0.3%
Finance Companies
3.1%
Credit Unions
2.9%
Govt. Entities
1.0%
All Other
5.1%
Life Insurance Cos
0.1%
Commercial/Savings
Banks
25.1%
MBS, ABS and* Agency/GSE** Mortgage Pools
62.5%
Commercial/Savings Banks - $2.71T
MBS, ABS and Agency - $6.74T
Life Insurance Cos - $8.5B
All Other - $546B
Govt. Entities - $105B
Credit Unions - $317B
Finance Companies - $331B
REIT's - $30B

* *ABS containing home equity loans only.*

** *Fannie Mae, Freddie Mac, Ginnie Mae*

Source: Mortgage Bankers Association, Federal Reserve Flow of Funds

Economic Overview - National

US Annual CMBS Issuance



250
225
200
175
150
125
100
75
50
25
0
$Billions
$47
$67
$52
$78
$93
$169
$203
$230
$12
$0.4
$0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

$400 Million US CMBS Issuance in 2009; 2008 down 95% from 2007.
No issuance year-to-date 2010.

Source: CMAlert.com, Cushman & Wakefield Capital Markets Group

Economic Overview - National

U.S. Office Property Distress – Cumulative Outstanding Debt



Office Property
Distress (Billions)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan'08
F
M
A
M
J
J
A
S
O
N
Dec'08
Jan'09
F
M
A
M
J
J
A
S
O
N
Dec'09
Jan'10
F
Troubled*
Lender REO
Restructured
Resolved

As February 2010, $23.4 billion in office properties are designated troubled assets versus $8.1 billion as resolved. Troubled assets increased 200% and lender REO increased over 1,000%, both, year-over-year.

** Troubled: Includes properties with foreclosure, bankruptcy, restructured/modified statuses.*
Resolved: Represents properties that have moved out of distress via refinancing or through a sale to a financially stable third party.

Source: Real Capital Analytics

Economic Overview - National

US Annual Sales Volumes by Core Property Type, 2004 - February 2010


2006
2007
2008
2009
Feb-10
Office
$2.5
$15.6
$53.2
$208.5
Apartment
$3.0
$14.5
$37.4
$101.3
Retail
$0.9
$13.1
$20.6
$67.1
Hotel
$1.1
$2.5
$11.8
$89.0
Industrial
$1.0
$8.1
$21.5
$51.1
$0
$50
$100
$150
$200
$250
Dollar Volume (billions)

All property types nationally reflect major downdraft in sales.

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

US Top CBD Office Investment Markets

Sales Volume 2005 – February 2010


2006
2007
2008
2009
Feb-10
Manhattan[1]
$2.50
$3.5
$13.1
$37.5
$17.8
Washington DC
$0.04
$1.2
$2.4
$6.0
$5.3
Chicago
$0.00
$0.5
$1.4
$7.9
$7.0
San Francisco
$0.06
$0.8
$1.0
$10.2
$3.9
Boston
$0.22
$0.8
$0.9
$7.0
$8.2
$0
$5
$10
$15
$20
$25
$30
$35
$40
Sales Volume (Billions)

[1] As of 1Q10

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

US Top CBD Office Investment Markets

Average Capitalization Rate, 2005 – February 2010*


2006
2007
2008
2009
Feb-10
Manhattan
Washington DC
Chicago
San Francisco
Boston
6.9%
7.8%
4.7%
4.5%
4.8%
5.3%
7.6%
5.8%
5.0%
5.4%
8.6%
8.8%
8.0%
5.8%
6.4%
8.3%
8.9%
6.1%
4.3%
5.9%
7.5%
8.6%
5.8%
4.9%
4.9%
2%
3%
4%
5%
6%
7%
8%
9%
10%
Weighted Average Cap Rate

** Fall off in investment sales activity make quarterly cap rate changes unreliable due to lack of trades.*

Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

US Top CBD Office Investment Markets

Average Sales Price PSF, 2005 – February 2010



2006
2007
2008
2009
Feb-10
Manhattan
$534**
$347*
$787
$703
$543
Washington DC
$467
$439
$564
$440
$384
Chicago
$158
$148
$230
$244
$224
San Francisco
$302
$355
$390
$479
$336
Boston
$237
$296
$343
$370
$434
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
Average Sales Price per Square Foot

** Based on only two Class A sales through 4Q09: 1540 Broadway and 825 Eight Avenue*
*** Based on the only MT Class A closed sale: 299 Park Avenue*
Source: Real Capital Analytics, Cushman & Wakefield Capital Markets Group

CUSHMAN & WAKEFIELD®

National CBD and Suburban Vacancy Rate


23.0%
21.0%
19.0%
17.0%
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
19.70%
14.60%
CBD
Suburban

US Top CBD Office Markets

Vacancy Rates, 1997 – 2009


Boston
Chicago
Manhattan
San Francisco
Washington DC
30%
25%
20%
15%
10%
5%
0%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Cushman & Wakefield Research, Cushman & Wakefield Capital Markets Group

US Top CBD Office Markets

Average Asking Rents, 1997 – 2009


Boston
Chicago
Manhattan
San Francisco
Washington DC
$80
$70
$60
$50
$40
$30
$20
$10
$0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Cushman & Wakefield Research, Cushman & Wakefield Capital Markets Group


NEW YORK
CAPITAL MARKETS GROUP
CUSHMAN & WAKEFIELD®

ADDENDA:
NY CAPITAL MARKETS

Manhattan Investment Sales Summary

Summary of Manhattan Sales Activity

(Rounded to the nearest $1 Million)
As of March 31, 2010

	Midtown	Midtown South	Downtown	Uptown	TOTAL
Closed	$1,609,000,000	$687,000,000	$116,000,000	$78,000,000	$2,490,000,000
Under Contract	$820,000,000	$0	$0	$0	$820,000,000
Total	**$2,429,000,000**	**$687,000,000**	**$116,000,000**	**$78,000,000**	**$3,310,000,000**

Note: Includes commercial transactions of $10 million and higher closed and under contract.

Source: Cushman & Wakefield Capital Markets Group

Manhattan Year-to-Year Comparison

2010 Year-to-Date Closed Sales, as of March 31 *($ Million)*

	Midtown	Midtown South	Downtown	TOTAL	% Change vs. '08
Class A Office	$410	$65	$106	$581	0.2%
Other Office	$19	$0	$0	$19	-77%
Multifamily	$566	$319	$10	$895	621%
All Other	$692	$302	$0	$994	265%
TOTAL	**$1,687**	**$686**	**$116**	**$2,489**	**135%**

2009 Closed Sales, as of December 31 *($ Million)*

	Midtown	Midtown South	Downtown	TOTAL
Class A Office	$580	$0	$0	$580
Other Office	$0	$82	$0	$82
Multifamily	$124	$0	$0	$124
All Other	$245	$28	$0	$272
TOTAL	**$949**	**$109**	**$0**	**$1,058**

Source: Cushman & Wakefield Capital Markets Group

Manhattan Investment Sales: By Market

Closed as of March 31, 2010 ($2.5 Billion)


Midtown
$1.69 Billion – 68%
Downtown
$116 Million – 5%
Midtown South
$687 Million – 27%

Source: Cushman & Wakefield Capital Markets Group

Manhattan Investment Sales: By Product Type

Closed as of March 31, 2010 ($2.5 Billion)


Land Development,
$373 - 15%
Class A Office
$581 Million – 23%
All Other
$209 Million – 8%
Other Office
$19 Million – 1%
Retail
$150 Million – 6%
Hotel
$262 Million – 11%
Multifamily
$895 Million – 36%

Source: Cushman & Wakefield Capital Markets Group

NY Capital Markets

Historic Office NYC Cap Rates - 1982 – 2009 (All classes)


Cap Rate
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
8.72%
6.65%
5.23%
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

2005-2007 Cap rate compression resulted in lowest cap rates in at least 30 years.

Source: PPR

NEW YORK
CAPITAL MARKETS GROUP

ADDENDA:
NY OFFICE LEASING



CUSHMAN & WAKEFIELD®

Manhattan Office Market

Manhattan Leasing Fundamentals 4Q09 vs. 1Q10

LEASING FUNDAMENTALS	Manhattan			MT			MTS			DT		
	1Q10	%/Change		1Q10	%/Change		1Q10	%/Change		1Q10	%/Change	
Vacancy	11.6%	5%	↑	12.6%	5%	↑	9.9%	-1%	↓	10.0%	4%	↑
Overall Asking Rents	$55.38	0%	–	$61.93	0%	–	$46.32	-2%	↓	$38.95	-3%	↓
Class A Asking Rents	$61.67	0%	–	$65.54	0%	–	$48.35	1%	↑	$41.46	-5%	↓
Leasing Activity (SF)*	5,667,845	84%	↑	3,989,460	117%	↑	923,906	190%	↑	754,479	-18%	↓

** Leasing activity only reflects new leases (i.e. not renewals).*

** Leasing activity compares 1Q10 vs. 1Q09 due to the cyclical nature of leasing over a year.*

Source: Cushman & Wakefield Research

Manhattan Office Market (392,251,854 SF)

Overall Vacancy Rates



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12-Month Availability Rate
12.8%
11.60%
9.0%
2.6%
Equilibrium 7-9%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Total
Sublease
Direct

Source: Cushman & Wakefield Research

Manhattan Office Market

Class A Vacancy Rates


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.6%
9.1%
3.4%
Equilibrium 7-9%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Total
Direct
Sublease

Source: Cushman & Wakefield Research

Manhattan Office Market

Overall Rental Rates vs. Overall Vacancy Rates


$80
$70
$60
$50
$40
$30
$20
$10
$0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$31.26
$29.03
$27.37
$26.77
$26.90
$26.22
$26.71
$28.79
$35.31
$38.04
$50.92
$46.69
$42.96
$40.53
$39.55
$40.58
$50.56
$65.08
$69.44
$55.52
$55.38
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Overall Asking Rental Rates
Vacancy Rate

Source: Cushman & Wakefield Research

Manhattan Office Market

Class A Average Asking Rental Rates


$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$/sf
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
$65.54
$48.35
$41.46
MT Class A
MTS Class A
DT Class A

Source: Cushman & Wakefield Research

Manhattan Office Market

Tenant Industry Breakdown – By % of SF Occupied, 1Q10



Financial Services
33.07%
Legal Services
12.29%
Business Services
8.19%
Gov't/Educ/Soc Svcs
7.21%
Printing & Publishing
5.82%
Advertising
4.26%
Communications
4.09%
Apparel & Textile
3.81%
Other
21.28%

Source: Cushman & Wakefield Research

Manhattan Office Market

Total Available SF – Direct VS Sublease


Total Available Area
(in million SF)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
53.7
58.5
62.9
61.0
58.1
51.6
45.4
32.9
27.3
22.2
12.1
21.6
30.1
35.7
33.3
26.3
20.4
18.7
23.6
33.2
35.2
14.3
12.2
11.1
8.4
6.8
6.8
5.4
5.2
5.7
4.1
2.7
12.3
16.3
12.9
9.6
6.4
5.7
3.5
8.2
10.6
10.1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 1Q10
Sublease
Direct

Source: Cushman & Wakefield Research

Manhattan Office Market

Size Distribution of Available Space (Contiguous Blocks)

Period	# of Blocks	Available SF
1Q10:	159	25,678,263
4Q09:	167	25,586,240
3Q09:	169	27,378,315
4Q08:	126	22,663,000
3Q08:	129	23,425,000
4Q07:	104	16,808,000



Number of Blocks
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
55
51
42
82
84
76
30
52
59
66
62
64
19
26
25
21
21
19
4Q07 3Q08 4Q08 3Q09 4Q09 1Q10
4Q07 3Q08 4Q08 3Q09 4Q09 1Q10
4Q07 3Q08 4Q08 3Q09 4Q09 1Q10
50,000-99,999 SF
100,000-249,999 SF
250,000 + SF

Source: Cushman & Wakefield Research

NY Office Leasing Market

Average Asking Rent By Submarket


% Change over Prior QTR
% Change Year-over-Year
Midtown
0.2%
-15.5%
Total MT
-6.1%
-9.5%
Murray Hill
-2.4%
-15.2%
Grand Central
-3.8%
-23.5%
East Side
-0.6%
-21.9%
Park Avenue
-1.4%
-18.2%
Madison / Fifth
-1.1%
-16.6%
Sixth Rock Ctr.
-1.4%
-19.4%
West Side
27.1%
13.0%
Times Sq. South
Midtown South
-1.8%
-11.7%
Total MTS
-4.6%
-18.5%
SoHo
-5.2%
-9.2%
Greenwich Village / NoHo
-3.4%
-15.7%
Madison / Union Square
-0.4%
-3.6%
Hudson Sq. / W. Village
0.6%
-20.7%
Chelsea
Downtown
-3.5%
-12.6%
Total DT
-2.7%
-2.9%
City Hall
0.1%
-14.0%
World Financial
-2.5%
-13.7%
Financial West
-5.2%
-12.3%
Financial East
-2.2%
-11.9%
Insurance

Source: Cushman & Wakefield Research

NY Office Leasing Market

2003-2005 Recovery | Asking Vs. Net Effective Rents

Manhattan Overall Rents


$45
$43
$41
$39
$37
$35
$33
$31
$29
$27
$25
$/SF
$37.79
$41.97
$33.68
$41.12
$33.71
$40.39
$29.79
$40.53
$32.57
$40.06
$33.37
$40.54
$32.26
$40.51
$37.00
$39.53
$38.11
$40.28
$39.94
$40.80
$42.48
$41.35
$43.29
$40.58
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
Net Effective Rent
Asking Rent

In 2003-2005 recovery, asking rents remained stagnant while net effective rents grew significantly as concessions declined. Rent spikes followed.

Source: Cushman & Wakefield Research

Manhattan Office Construction

Added Annual Inventory


16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(msf)
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Historical Construction Completions
New Construction (In Process)
Potential Future Developments

2010+:
New Construction (In Progress): 3.7 msf
The Drawing Board: 31.3 msf

NEW CONSTRUCTION (In Progress)			
11 Times Square	SJP Properties	1,100,000	MT
450 West 14th Street/HighLine Bldg.	Charles Blaichman	88,300	MTS
855 Avenue of the Americas	Cherit Group	355,279	MT
360 Tenth Avenue	Extell Development	140,000	MT
Goldman Sachs HQ/200 West St./6 WFC	Goldman Sachs/ Madison Equities	2,000,000	DT

POTENTIAL FUTURE DEVELOPMENTS			
51 Astor Place/Cooper Union Tech School	Minskoff Properties	325,000	MTS
Extell Diamond Tower/West 47th Street	Extell Development	800,000	MT
250 West 55th Street/920 Eighth Ave.	Boston Properties/ Madison Equities	1,000,000	MT
8th Avenue & 46th Street	Boston Properties/ The Related Companies	1,000,000	MT
World Trade Center: Tower 4	Silverstein Properties	1,800,000	DT

POTENTIAL FUTURE DEVELOPMENTS (cont'd):			
World Trade Center: Tower 1	Port Authority of NY & NJ	2,600,000	DT
20 Times Square/641 Eighth Ave.	Lawrence Ruben Company/ Vornado Realty Trust	1,300,000	MT
World Trade Center: Tower 5	Port Authority of NY & NJ	2,000,000	DT
4 Hudson Square	Trinity Real Estate	1,310,000	MTS
Brookfield Site: South Tower	Brookfield Properties	3,400,000	MT
Brookfield Site: North Tower	Brookfield Properties	2,300,000	MT
Hotel Pennsylvania	Vornado Realty Trust	3,000,000	MT
One Penn East	Vornado Realty Trust	2,000,000	MT
World Trade Center: Tower 3	Silverstein Properties	2,100,000	DT
World Trade Center: Tower 2	Silverstein Properties	2,300,000	DT
Madison Square Garden/ Moynihan Station	Vornado Realty Trust/ Related Companies	3,000,000	MT
708 1st Avenue	Sheldon Solow	1,100,000	MT

CUSHMAN & WAKEFIELD®

Midtown Office Market (241,414,890 SF)

Overall Vacancy Rates



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Equilibrium 7-9%
12.6%
9.7%
2.9%
Total
Sublease
Direct

Source: Cushman & Wakefield Research

Midtown Office Market

Historical Rental Rates vs. Overall Vacancy Rates



$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$34.19
$31.56
$28.97
$28.52
$28.86
$30.40
$30.56
$33.23
$40.36
$43.03
$56.56
$52.83
$48.15
$45.37
$45.98
$47.41
$58.92
$76.26
$79.81
$61.82
$61.93
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Overall Asking Rental Rates
Vacancy Rate

Source: Cushman & Wakefield Research

Midtown Office Market

Size Distribution of Available Space (Contiguous Blocks)


55
50
45
40
35
30
25
20
15
10
5
0
Number of Blocks
7
2
40
1
1
49
4
9
4
23
2
3
1
32
2
2
1
9
1
8
1Q09
1Q10
1Q09
1Q10
1Q09
1Q10
50,000-99,999 SF
100,000-249,999 SF
250,000 + SF
3 Months
6 Months
12 Months
24 Months

Period	# of Blocks	Available SF
1Q10:	98	14,110,577
1Q09:	103	15,326,868

Total available space increased 20.2% year over year.

Source: Cushman & Wakefield Research

Midtown Office Market

Leasing Activity by Block Size, Total SF Leased – 1Q10


38.6%
12.2%
16.5%
11.9%
20.7%
1-9,999 sf
10,000-24,999 sf
25,000-49,999 sf
50,000-99,999 sf
100,000 + sf

Source: Cushman & Wakefield Research

Midtown Office Market

Taking Rents of $80 and Above (Number of Deals)


200
180
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
1Q10
23
39
100
171
167
45
7
4
9
3
7
1
10
7
21
16
27
23
34
42
51
35
43
47
43
25
52
2
18
6
19
2
1
4
$80 - $89.99
$90 - $99.99
$100 - $124.99
$125 +

Source: Cushman & Wakefield Research

Midtown Office Market

Taking Rents of $80 and Above

	2005			2006			2007			2008			2009			1Q10		
	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF
$125 +	1	2,500	2,500	16	633,784	39,612	42	810,939	19,308	47	866,129	18,428	2	33,298	16,649	0	0	0
$100 - $124.99	10	135,132	13,513	27	729,918	27,034	51	1,864,720	36,563	43	1,701,187	39,562	18	181,925	10,107	2	15,079	7,540
$90 - $99.99	7	162,104	23,158	23	684,491	29,760	35	1,025,601	29,303	25	442,848	17,714	6	183,943	30,657	1	17,519	17,519
$80 - $89.99	21	329,429	15,687	34	1,655,633	48,695	43	2,151,873	50,044	52	1,507,959	28,999	19	614,253	32,329	4	141,060	35,265
TOTALS	39	629,165	16,132	100	3,703,826	37,038	171	5,853,133	34,229	167	4,518,123	27,055	45	1,013,419	22,520	7	173,658	60,324

Source: Cushman & Wakefield Research

Midtown Office Market

Average Asking Rent By Submarket

	Total MT	Murray Hill	Grand Central	East Side	Park Avenue	Madison / Fifth	Sixth Rock Ctr.	West Side	Times Sq. South
1st QTR 2010	$61.93	$46.58	$55.96	$57.08	$69.68	$86.38	$67.00	$57.49	$54.87
4th QTR 2009	$61.82	$49.59	$57.31	$59.34	$70.11	$87.61	$67.72	$58.33	$43.16
1st QTR 2009	$73.31	$51.47	$65.96	$74.64	$89.18	$105.58	$80.33	$71.30	$48.57
$ Change over Prior QTR	$0.11	($3.01)	($1.35)	($2.26)	($0.43)	($1.23)	($0.72)	($0.84)	$11.71
$ Change Year-over-Year	($11.38)	($4.89)	($10.00)	($17.56)	($19.50)	($19.20)	($13.33)	($13.81)	$6.30


0.2%
-15.5%
-6.1%
-9.5%
-2.4%
-15.2%
-3.8%
-23.5%
-0.6%
-21.9%
-1.4%
-18.2%
-1.1%
-16.6%
-1.4%
-19.4%
27.1%
13.0%
Total MT
Murray Hill
Grand Central
East Side
Park Avenue
Madison / Fifth
Sixth Rock Ctr.
West Side
Times Sq. South
% Change over Prior QTR
% Change Year-over-Year

Source: Cushman & Wakefield Research

Midtown Office Market

Leasing Activity, 1Q09 vs. 1Q10

Total Leased	
1Q10:	3,989.5
1Q09:	1,837.6


SF in Thousands
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
271.3
623.5
478.9
702.7
92.9
417.0
153.3
335.1
209.8
452.4
103.8
416.6
51.8
269.5
325.7
660.1
Grand Central
East Side
Park Avenue
Madison/ Fifth
6 Ave/ Rock Cntr
Westside
Penn Station
Times Sq South
1Q09
1Q10

Source: Cushman & Wakefield Research

Midtown Office Market

Comparative Direct Net Absorption


Midtown Total
1Q10: (1,115,850)
1Q09: (3,679,761)
Square Footage
600,000
400,000
200,000
0
-200,000
-400,000
-600,000
-800,000
-1,000,000
-1,200,000
-1,400,000
374,924
4,549
(291,905)
(275,509)
(233,102)
(377,257)
(274,970)
(504,261)
(304,918)
(137,411)
(115,039)
(1,151,720)
(28,502)
(208,257)
(619,882)
(46,976)
Grand Central
East Side
Park Avenue
Madison/ Fifth
6 Ave/ Rock Cntr
Westside
Penn Station
Times Sq South
1Q09
1Q10

Source: Cushman & Wakefield Research

Midtown Statistical Map by Submarket

Overall Asking Rent Change Since Peak 3Q08 vs. 1Q10


LINCOLN CENTER
-23.4% / -$13.36
MADISON AVENUE
-25.4%
-$29.38
PARK AVENUE
-35.3% / -$38.56
EAST SIDE
-34.7% / -$30.29
WEST SIDE
-31.9% / -$26.88
SIXTH AVENUE / ROCKEFELLER CENTER
-33%
-$32.86
GRAND CENTRAL
-25.6% / -$19.24
UNITED NATIONS
-1.6%
-$0.84
TIMES SQUARE SOUTH
+ 3.4% / +$1.82
MURRAY HILL
-18.5% / -$10.60
PENN STATION
-18.7% / -$10.20
>(30%)
(25-29.9%)
(20-24.9%)
(15-19.9%)
(0-14.9%)
>0%

Source: Cushman & Wakefield Research

Midtown South Office Market (64,548,632 SF)

Overall Vacancy Rates


16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Equilibrium 7-9%
9.9%
7.8%
2.1%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Total
Sublease
Direct

Source: Cushman & Wakefield Research

Midtown South Office Market

Historical Rental Rates vs. Overall Vacancy Rates


$60
$50
$40
$30
$20
$10
$0
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$19.10
$17.40
$16.65
$17.08
$20.23
$14.73
$16.99
$19.54
$25.73
$29.37
$45.65
$38.74
$33.23
$30.37
$31.34
$33.63
$40.55
$46.89
$54.09
$47.17
$46.32
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Overall Asking Rental Rates
Vacancy Rate

Source: Cushman & Wakefield Research

Midtown South Office Market

Size Distribution of Available Space (Contiguous Blocks)



10
5
0
Number of Blocks
1
6
7
1
1
7
2
7
1
2
3
1Q09
1Q10
1Q09
1Q10
1Q09
1Q10
50,000-99,999 SF
100,000-249,999 SF
250,000 + SF
3 Months
6 Months
12 Months
24 Months

Period	# of Blocks	Available SF
1Q10:	19	3,011,705
1Q09:	19	3,026,079

Source: Cushman & Wakefield Research

Midtown South Office Market

Leasing Activity by Block Size, Total SF Leased – 1Q10



41.2%

12.6%

14.2%

10.0%

22.0%

☐	1-9,999 sf
☐	10,000-24,999 sf
☐	25,000-49,999 sf
☐	50,000-99,999 sf
☐	100,000 + sf

Source: Cushman & Wakefield Research

CUSHMAN & WAKEFIELD®

Midtown South Office Market

Average Asking Rent By Submarket

	Total MTS	SoHo	Greenwich Village / NoHo	Madison / Union Square	Hudson Sq. / W. Village	Chelsea
1st QTR 2010	$46.32	$44.03	$50.25	$48.08	$45.87	$42.04
4th QTR 2009	$47.17	$46.15	$53.00	$49.78	$46.04	$41.79
1st QTR 2009	$52.48	$54.04	$55.35	$57.01	$47.57	$50.65
$ Change over Prior QTR	($0.85)	($2.12)	($2.75)	($1.70)	($0.17)	$0.25
$ Change Year-over-Year	($6.16)	($10.01)	($5.10)	($8.93)	($1.70)	($8.61)



-1.8%
-11.7%
-4.6%
-18.5%
-5.2%
-9.2%
-3.4%
-15.7%
-0.4%
-3.6%
0.6%
-20.7%
Total MTS
SoHo
Greenwich Village / NoHo
Madison / Union Square
Hudson Sq. / W. Village
Chelsea
% Change over Prior QTR
% Change Year-over-Year

Source: Cushman & Wakefield Research

Midtown South Office Market

Leasing Activity, 1Q09 vs. 1Q10


Total Leased
1Q10: 923,906
1Q09: 318,175
SF in Thousands
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
43,919
56,613
12,482
75,914
84,749
409,857
60,882
219,262
116,143
162,260
SoHo
Greenwich/Noho
Madison/Union Square
Hudson Sq./W. Village
Chelsea
1Q09
1Q10

Source: Cushman & Wakefield Research

Midtown South Office Market

Comparative Direct Net Absorption


Midtown South Total
1Q10: (105,562)
1Q09: (312,974)
Square Footage
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
-120,000
-7,970
-28,787
-49,528
-15,059
-97,043
-86,221
-63,328
50,254
-95,105
-25,749
SoHo
Greenwich/Noho
Madison/Union Square
Hudson Sq./W. Village
Chelsea
1Q09
1Q10

Source: Cushman & Wakefield Research

Downtown Office Market (86,252,332 SF)

Overall Vacancy Rates


20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Equilibrium 7-9%
10.0%
7.8%
2.2%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Total
Sublease
Direct

Source: Cushman & Wakefield Research

Downtown Historical Vacancy & Rental Rates

Historical Rental Rates vs. Overall Vacancy Rates



$60
$50
$40
$30
$20
$10
$0
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$29.45
$28.01
$28.00
$26.45
$25.97
$24.80
$25.27
$25.81
$31.13
$34.40
$43.41
$39.45
$39.17
$36.92
$31.55
$30.89
$38.62
$47.47
$47.86
$40.36
$38.95
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Overall Asking Rental Rates
Vacancy Rate

Source: Cushman & Wakefield Research

Downtown Office Market

Size Distribution of Available Space (Contiguous Blocks)

Period	# of Blocks	Available SF
1Q10:	42	8,555,981
1Q09:	33	8,221,433


20
15
10
5
0
Number of Blocks
1
17
10
2
11
2
15
4
1
4
3
4
1Q09
1Q10
1Q09
1Q10
1Q09
1Q10
50,000-99,999 SF
100,000-249,999 SF
250,000 + SF
3 Months
6 Months
12 Months
24 Months

Source: Cushman & Wakefield Research

Downtown Office Market

Leasing Activity by Block Size, Total SF Leased – 1Q10


1-9,999 sf
10,000-24,999 sf
25,000-49,999 sf
50,000-99,999 sf
100,000 + sf
33.3%
37.7%
21.8%
7.2%
0.0%

Source: Cushman & Wakefield Research

Downtown Office Market

Taking Rents of $45 and Above (Number of Deals)



60
50
40
30
20
10
0
3
12
44
60
14
4
0
0
2
1
2
10
17
5
22
6
7
47
3
1
10
4
2004
2005
2006
2007
2008
2009
1Q10
$45 - $54.99
$55 - $59.99
$60+

Source: Cushman & Wakefield Research

CUSHMAN & WAKEFIELD®

Downtown Office Market

Taking Rents of $45 and Above

2005			2006			2007			2008			2009			1Q10		
# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF	# of Deals	Total SF	Avg. SF
0	0	0	0	0	0	17	885,766	52,104	6	273,107	45,518	3	310,881	103,627	0	0	0
2	135,789	67,895	2	219,734	109,867	5	217,087	43,417	7	96,373	13,768	1	22,000	22,000	0	0	0
1	35,023	35,023	12	499,247	41,604	22	810,756	36,853	47	629,934	13,403	10	320,777	32,078	4	26,401	6,600
3	170,812	56,937	14	718,981	51,356	44	1,913,609	43,491	60	999,414	16,657	14	653,658	46,690	4	26,401	6,600

$45 - $54.99	$55 - $59.99	$60 +	TOTALS

Source: Cushman & Wakefield Research

CUSHMAN & WAKEFIELD®

Downtown Office Market

Average Asking Rent By Submarket

	Total DT	City Hall	World Financial	Financial West	Financial East	Insurance
1st QTR 2010	$38.95	$42.27	$44.61	$35.84	$37.61	$35.37
4th QTR 2009	$40.36	$43.45	$44.58	$36.76	$39.69	$36.18
1st QTR 2009	$44.58	$43.52	$51.90	$41.55	$42.87	$40.16
$ Change over Prior QTR	($1.41)	($1.18)	$0.03	($0.92)	($2.08)	($0.81)
$ Change Year-over-Year	($5.63)	($1.25)	($7.29)	($5.71)	($5.26)	($4.79)


-3.5%
-12.6%
-2.7%
-2.9%
0.1%
-14.0%
-2.5%
-13.7%
-5.2%
-12.3%
-2.2%
-11.9%
Total DT
City Hall
World Financial
Financial West
Financial East
Insurance

Source: Cushman & Wakefield Research

Downtown Office Market

Leasing Activity, 1Q09 vs. 1Q10

Total Leased	
1Q10:	754,479
1Q09:	920,395



SF in Thousands
0
200
400
468
150.4
25.7
121.3
73
110.3
316
300.6
38
71.7
City Hall
World Financial
Financial West
Financial East
Insurance
1Q09
1Q10

Source: Cushman & Wakefield Research

NEW YORK
CAPITAL MARKETS GROUP

ADDENDA:
NY RESIDENTIAL



CUSHMAN & WAKEFIELD®

Manhattan Residential Overview

Manhattan Housing Inventory

Manhattan Housing Inventory					
	2004	2005	2006	2007	2008
Total Housing Units	814,227	819,796	840,443	843,349	839,134

Percentage of Ownership to Rental Inventory					
	2004	2005	2006	2007	2008
Total Owner Units	22.02%	21.99%	22.78%	22.09%	24.09%
Total Rental Units	77.98%	78.01%	77.22%	77.91%	75.91%

Only 24% home ownership in Manhattan.

Source: US Census Bureau
Updated information to be made available 2Q10.

Manhattan Residential Overview

2008 Residential Housing By Type

Residential Housing Breakdown*
(Total # of Occupied Units 762,381)


Conventional Ownership
0.68%
5,157 Units
Condominium
5.31%
40,452 Units
Cooperative
16.89%
128,798 Units
Mitchell-Lama
1.10%
8,417 Units
Rental
76.02%
579,657 Units

Rental/Owned ratio inverse of US.

Rental Residential Housing
(Total # of Renter Units 579,657)


Rent Controlled
3.60%
20,839 Units
Non-Regulated
31.70%
183,727 Units
Stabilized
51.66%
299,469 Units
Public-Housing
10.53%
61,017 Units
Mitchell-Lama
2.52%
14,605 Units

Free market 32% of rental inventory; 52% stabilized.

** Excludes vacant units not available for sale or rent*

Source: US Census Bureau
Updated information to be made available in 2010 New York City Housing and Vacancy Survey.

Manhattan Residential Overview

Manhattan Residential Rental Vacancy Rate, 1996 – 1Q10


5%
4%
3%
2%
1%
0%
3.5%
2.6%
3.9%
0.9%
0.6%
1.1%
1.4%
1.9%
1.5%
1996
1999
2002
2005
2006
2007
2008
2009
1Q10
Manhattan Vacancy Rate

Source: Citi Habitats

Manhattan Residential Overview

Mean Manhattan Rental Prices, March 2010


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,253
$1,930
$3,276
$2,595
$5,101
$3,675
Studio
One-Bedroom
Two-Bedroom
Doorman
Non-Doorman

Source: The Real Estate Group New York

Manhattan Residential Overview

Mean Manhattan Rental Prices, Year-Over-Year Change

Manhattan Non-Doorman Rents: March 2009 vs. March 2010


-1.48%
-1.11%
-1.68%
$4,000
$2,000
$0
$1,959
$1,930
$2,624
$2,595
$3,738
$3,675
Studio
One-Bedroom
Two-Bedroom
March-09
March-10

Manhattan Doorman Rents: March 2009 vs. March 2010


-2.71%
-1.59%
-0.54%
$6,000
$4,000
$2,000
$0
$2,316
$2,253
$3,329
$3,276
$5,129
$5,101
Studio
One-Bedroom
Two-Bedroom
March-09
March-10

Source: The Real Estate Group New York

Manhattan Residential Overview

Yearly Volume of Luxury Condominium and Co-Op Sales (1998 – 1Q10)


1,600
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10

1Q10 sales volume of luxury units down 4.9% over same period prior year.

Note: Luxury market accounts for top 10% of all Condo and Co-Op Sales

Source: Miller Samuel, Inc.

Manhattan Residential Overview

Residential Unit Permits Issued by Borough


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
Manhattan Total Units
Brooklyn Total Units
Queens Total Units
Bronx Total Units
Staten Island Total Units

Permits issuance near historic low of past 30 years (early 1990's).

Source: U.S. Department of Housing and Urban Development

New York Capital Markets Group

April 16, 2010

RICHARD BAXTER

Executive Vice President
(212) 841-5946
richard.baxter@cushwake.com

JON CAPLAN

Executive Vice President
(212) 841-5094
jon.caplan@cushwake.com

YORON COHEN

Executive Vice President
(212) 841-5947
yoron.cohen@cushwake.com

SCOTT LATHAM

Executive Vice President
(212) 841-5064
scott.latham@cushwake.com

Cushman & Wakefield, Inc.
1290 Avenue of the Americas
New York, NY 10104
(212) 841-7500

CUSHMAN & WAKEFIELD®

Annex 6

Column1	Vacancy Rate	Overall2
1-Jan-02	9.4%	
1-Feb-02	9.7%	
1-Mar-02	10.4%	
1-Apr-02	10.8%	
1-May-02	11.1%	
1-Jun-02	11.3%	
1-Jul-02	11.3%	
1-Aug-02	11.7%	
1-Sep-02	11.8%	
1-Oct-02	11.8%	
1-Nov-02	12.1%	
1-Dec-02	12.0%	
1-Jan-03	12.0%	
1-Feb-03	12.2%	
1-Mar-03	12.3%	
1-Apr-03	12.2%	
1-May-03	12.5%	
1-Jun-03	12.5%	
1-Jul-03	12.5%	
1-Aug-03	12.5%	
1-Sep-03	12.6%	
1-Oct-03	12.6%	
1-Nov-03	12.8%	
1-Dec-03	12.5%	
1-Jan-04	12.7%	
1-Feb-04	12.4%	
1-Mar-04	12.2%	
1-Apr-04	12.1%	
1-May-04	12.0%	
1-Jun-04	11.8%	
1-Jul-04	12.0%	
1-Aug-04	11.7%	
1-Sep-04	11.4%	
1-Oct-04	11.4%	
1-Nov-04	11.3%	
1-Dec-04	11.0%	
1-Jan-05	10.7%	
1-Feb-05	10.6%	
1-Mar-05	10.4%	
1-Apr-05	10.3%	
1-May-05	10.0%	
1-Jun-05	9.8%	
1-Jul-05	10.1%	
1-Aug-05	9.9%	
1-Sep-05	9.6%	

1-Oct-05	9.3%	
1-Nov-05	8.9%	
1-Dec-05	8.4%	
1-Jan-06	8.5%	
1-Feb-06	8.6%	
1-Mar-06	8.4%	
1-Apr-06	8.3%	
1-May-06	8.5%	
1-Jun-06	7.8%	
1-Jul-06	7.5%	
1-Aug-06	7.3%	
1-Sep-06	7.0%	
1-Oct-06	7.0%	
1-Nov-06	6.9%	
1-Dec-06	6.7%	
1-Jan-07	6.0%	
1-Feb-07	6.0%	
1-Mar-07	5.7%	
1-Apr-07	5.7%	
1-May-07	5.4%	
1-Jun-07	5.3%	B
1-Jul-07	5.8%	
1-Aug-07	5.7%	
1-Sep-07	5.7%	
1-Oct-07	5.8%	
1-Nov-07	5.7%	
1-Dec-07	5.7%	
1-Jan-08	5.8%	
1-Feb-08	5.8%	
1-Mar-08	6.1%	
1-Apr-08	6.5%	
1-May-08	7.0%	
1-Jun-08	7.1%	
1-Jul-08	7.3%	
1-Aug-08	7.3%	
1-Sep-08	7.4%	
1-Oct-08	7.7%	
1-Nov-08	7.8%	
1-Dec-08	8.0%	
1-Jan-09	8.6%	
1-Feb-09	9.1%	
1-Mar-09	9.6%	
1-Apr-09	10.3%	
1-May-09	10.5%	
1-Jun-09	10.5%	
1-Jul-09	10.9%	
1-Aug-09	10.9%	

1-Sep-09	11.1%
1-Oct-09	11.4%
1-Nov-09	11.3%
1-Dec-09	11.1%
1-Jan-10	11.4%
1-Feb-10	11.3%
1-Mar-10	11.6%
1-Apr-10	11.5%
1-May-10	11.3%
1-Jun-10	10.8%
1-Jul-10	11.1%
1-Aug-10	10.9%
1-Sep-10	10.9%
1-Oct-10	11.0%
1-Nov-10	10.9%
1-Dec-10	10.5%
1-Jan-11	10.6%
1-Feb-11	10.3%
1-Mar-11	10.0%
1-Apr-11	10.0%
1-May-11	9.9%
1-Jun-11	9.4%
1-Jul-11	9.4%
1-Aug-11	9.4%
1-Sep-11	9.3%
1-Oct-11	9.4%
1-Nov-11	9.1%
1-Dec-11	9.1%
1-Jan-12	9.3%
1-Feb-12	9.3%
1-Mar-12	9.1%
1-Apr-12	9.2%
1-May-12	9.2%
1-Jun-12	9.0%
1-Jul-12	9.1%
1-Aug-12	9.3%
1-Sep-12	9.6%
1-Oct-12	9.6%
1-Nov-12	9.7%
1-Dec-12	9.4%
1-Jan-13	9.3%
1-Feb-13	9.1%
1-Mar-13	9.1%
1-Apr-13	10.3%
1-May-13	10.4%
1-Jun-13	10.4%
1-Jul-13	10.5%

1-Aug-13	10.6%
1-Sep-13	10.6%
1-Oct-13	10.9%
1-Nov-13	11.3%
1-Dec-13	11.0%
1-Jan-14	11.1%
1-Feb-14	10.8%
1-Mar-14	10.5%
1-Apr-14	10.7%
1-May-14	10.5%
1-Jun-14	10.3%

A

Annex 7

	Midtown Vacancy Rate	Midtown Asking Rent	Midtown South Vacancy Rate	Midtown South Asking Rent	Downtown Vacancy Rate	Downtown Asking Rent	Manhattan Vacancy Rate	Manhattan Asking Rent		
Q1-87	10.3%	$32.29	12.2%	$19.03	11.3%	$31.66	10.8%	$30.75		
Q2-87	10.6%	$32.29	13.2%	$20.76	10.7%	$31.69	10.9%	$30.84		
Q3-87	10.2%	$32.45	12.7%	$20.95	11.7%	$33.39	10.8%	$31.51		
Q4-87	11.2%	$33.08	12.6%	$20.19	11.8%	$34.77	11.5%	$32.28		
Q1-88	13.4%	$34.03	13.8%	$20.24	13.6%	$34.15	13.5%	$32.73		
Q2-88	13.1%	$34.24	13.0%	$20.41	14.7%	$33.14	13.5%	$32.68		
Q3-88	13.3%	$33.72	13.1%	$20.06	14.7%	$32.94	13.7%	$32.28		
Q4-88	13.5%	$34.80	13.4%	$20.93	13.7%	$32.14	13.6%	$32.78		
Q1-89	13.6%	$34.06	13.8%	$20.76	14.3%	$31.55	13.8%	$32.09		
Q2-89	13.5%	$34.39	13.5%	$20.87	14.8%	$31.01	13.9%	$32.15		
Q3-89	13.5%	$34.75	13.1%	$21.11	16.0%	$30.85	14.2%	$32.33		
Q4-89	14.8%	$35.08	13.4%	$20.76	16.6%	$30.81	15.2%	$32.58		
Q1-90	15.5%	$34.38	15.8%	$20.29	17.1%	$30.42	16.0%	$31.79		
Q2-90	16.2%	$34.51	17.1%	$19.91	18.5%	$30.54	16.9%	$31.82		
Q3-90	16.3%	$34.08	17.5%	$19.47	18.2%	[illegible]	[illegible]	$31.32		
Q4-90	17.1%	$34.19	17.0%	$19.10	18.0%	[illegible]	[illegible]	$31.26		
Q1-91	17.5%	$33.74	17.6%	$17.68	18.9%	[illegible]	[illegible]	$30.94		
Q2-91	16.8%	$32.38	17.7%	$17.50	21.3%	$28.67	18.1%	$29.74		
Q3-91	16.9%	$31.94	18.0%	$17.66	18.9%	$28.36	17.5%	$29.39		
Q4-91	17.3%	$31.56	18.5%	$17.40	18.7%	$28.01	17.8%	$29.03		
Q1-92	17.9%	$30.49	19.4%	$17.01	17.8%	$28.03	18.1%	$28.34		
Q2-92	17.7%	$29.80	18.7%	$16.85	19.8%	$28.53	18.4%	$28.07		
Q3-92	17.2%	$29.29	18.4%	$16.75	20.1%	$28.03	18.1%	$27.60		
Q4-92	17.5%	$28.97	19.1%	$16.65	20.5%	$28.00	18.5%	$27.37		
Q1-93	17.2%	$28.77	19.2%	$16.90	20.4%	$27.63	18.3%	$27.18		
Q2-93	17.0%	$28.65	18.6%	$16.86	19.7%	$27.33	17.9%	$27.03		
Q3-93	16.4%	$28.42	17.9%	$17.30	20.0%	$27.15	17.5%	$26.89		
Q4-93	16.4%	$28.52	17.0%	$17.08	20.0%	$26.45	17.4%	$26.77		
Q1-94	15.8%	$28.35	17.0%	$17.23	20.0%	$26.20	17.0%	$26.54		
Q2-94	15.1%	$28.52	15.5%	$17.41	19.4%	$25.90	16.3%	$26.60		
Q3-94	15.2%	$28.88	19.5%	$19.90	20.2%	$26.30	17.0%	$27.00		
Q4-94	14.3%	$28.86	18.7%	$20.23	19.7%	$25.97	16.2%	$26.90		
Q1-95	12.7%	$30.44	16.5%	$17.32	18.3%	$25.06	14.9%	$26.31	Trough	
Q2-95	13.1%	$30.45	14.3%	$18.33	18.7%	$25.24	14.8%	$26.78		
Q3-95	13.1%	$30.91	10.3%	$15.58	19.4%	$24.89	14.4%	$26.93		
Q4-95	12.7%	$30.40	11.5%	$14.73	20.2%	$24.80	14.7%	$26.31		
Q1-96	12.1%	$30.50	11.0%	$17.01	20.7%	$25.22	14.4%	$26.77		
Q2-96	12.1%	$30.50	11.0%	$17.11	20.1%	$24.91	14.2%	$26.66		
Q3-96	11.9%	$30.74	10.8%	$17.32	19.1%	$24.79	13.8%	$26.79		
Q4-96	11.1%	$30.56	11.3%	$16.99	17.6%	$25.27	12.9%	$26.71		
Q1-97	10.8%	$30.96	9.8%	$17.81	17.1%	$25.23	12.4%	$27.15		
Q2-97	10.5%	$31.56	10.3%	$18.22	15.2%	$24.88	11.8%	$27.33		
Q3-97	9.8%	$32.50	8.8%	$18.77	14.2%	$25.50	10.7%	$28.27		
Q4-97	8.9%	$33.23	8.4%	$19.54	12.7%	$25.81	9.8%	$28.79		
Q1-98	8.1%	$34.65	7.5%	$20.46	12.0%	$27.10	9.1%	$30.05		
Q2-98	7.5%	$35.97	7.2%	$21.28	9.2%	$28.13	7.9%	$31.38		
Q3-98	7.0%	$38.28	6.0%	$22.28	9.5%	$29.96	8.8%	$32.94		
Q4-98	8.1%	$40.36	8.1%	$25.73	9.6%	$31.13	8.4%	$35.33		
Q1-99	8.3%	$41.35	8.3%	$26.40	9.6%	$31.78	8.7%	$36.18		
Q2-99	7.5%	$42.02	7.1%	$27.24	9.5%	$32.30	7.7%	$36.96		
Q3-99	6.6%	$42.31	7.0%	$28.34	9.1%	$32.95	6.8%	$37.39		
Q4-99	5.9%	$43.04	6.9%	$29.37	8.8%	$34.40	6.9%	$37.82		
Q1-00	4.9%	$45.30	4.6%	$35.13	6.6%	$36.11	5.3%	$40.84		
Q2-00	3.3%	$52.43	3.7%	$39.77	4.3%	$40.06	3.6%	$46.40		
Q3-00	3.2%	$54.97	3.9%	$45.46	4.0%	$42.27	3.5%	$49.42		
Q4-00	3.6%	$56.56	4.5%	$45.65	3.8%	$43.41	3.7%	$51.03	Peak	93.9%
Q1-01	4.8%	$55.48	5.7%	$43.71	4.8%	$43.73	5.0%	$50.25		
Q2-01	6.7%	$55.00	7.0%	$39.61	6.5%	$41.17	6.7%	$48.76		
Q3-01	7.9%	$53.21	8.7%	$39.99	6.4%	$38.95	7.6%	$47.79		
Q4-01	8.2%	$52.83	11.2%	$38.74	9.5%	$39.45	9.0%	$46.67		
Q1-02	9.3%	$52.26	12.1%	$36.71	11.9%	$40.55	10.4%	$46.00		
Q2-02	9.9%	$50.15	13.3%	$35.72	13.4%	$40.15	11.3%	$44.46		
Q3-02	10.7%	$49.49	13.3%	$35.19	13.4%	$39.79	11.8%	$44.13		
Q4-02	11.1%	$48.15	13.5%	$33.23	13.2%	$39.17	12.0%	$42.97		
Q1-03	11.5%	$47.30	13.9%	$31.43	13.3%	$38.24	12.3%	$41.97		
Q2-03	12.0%	$46.56	14.5%	$31.09	12.6%	$36.36	12.5%	$41.12		
Q3-03	11.9%	$45.63	13.8%	$30.75	13.0%	$35.60	12.5%	$40.39		
Q4-03	11.9%	$45.37	13.3%	$30.37	13.5%	$36.92	12.5%	$40.53		
Q1-04	11.8%	$45.61	13.0%	$31.04	12.9%	$33.68	12.2%	$40.06		
Q2-04	11.3%	$47.12	11.9%	$30.56	13.0%	$32.25	11.8%	$40.54		
Q3-04	11.0%	$47.04	11.2%	$30.66	12.7%	$32.16	11.4%	$40.51		
Q4-04	10.1%	$45.98	10.2%	$31.34	13.7%	$31.55	11.0%	$39.53	Trough	-22.5%
Q1-05	9.8%	$47.13	9.9%	$31.53	12.3%	$31.03	10.4%	$40.28		
Q2-05	9.2%	$47.87	9.0%	$32.27	12.0%	$31.20	9.8%	$40.80		
Q3-05	9.3%	$48.06	8.1%	$33.58	11.5%	$31.09	9.6%	$41.35		
Q4-05	7.8%	$47.41	7.4%	$33.63	10.6%	$30.89	8.4%	$40.58		
Q1-06	7.8%	$49.71	6.2%	$34.33	11.6%	$34.97	8.4%	$43.20		
Q2-06	6.9%	$50.35	6.0%	$35.78	11.2%	$35.18	7.8%	$43.45		
Q3-06	6.5%	$53.02	6.1%	$37.50	9.1%	$36.18	7.0%	$45.84		
Q4-06	6.4%	$58.92	5.6%	$40.55	8.4%	$38.62	6.7%	$50.56		
Q1-07	5.3%	$62.89	4.9%	$41.82	7.2%	$40.55	5.7%	$53.42		
Q2-07	5.3%	$69.08	3.5%	$42.31	6.7%	$44.48	5.3%	$59.17		
Q3-07	5.5%	$74.47	4.7%	$45.83	6.7%	$45.86	5.6%	$62.85		
Q4-07	5.8%	$76.26	4.7%	$46.89	6.2%	$47.47	6.1%	$62.79		
Q1-08	6.0%	$78.85	5.0%	$48.95	7.2%	$50.28	6.1%	$67.13		
Q2-08	7.1%	$83.96	5.9%	$53.22	7.7%	$50.74	7.1%	$71.59		
Q3-08	7.8%	$84.48	6.0%	$54.23	7.3%	$50.89	7.4%	$72.97	Peak	84.6%
Q4-08	8.5%	$79.81	7.1%	$54.09	7.4%	$47.86	8.0%	$69.44		
Q1-09	10.5%	$73.31	8.1%	$52.48	8.1%	$44.58	9.6%	$65.01		
Q2-09	11.7%	$66.82	8.7%	$49.55	8.7%	$43.81	10.5%	$60.24		
Q3-09	12.0%	$63.53	9.4%	$47.98	9.9%	$42.01	11.1%	$57.08		
Q4-09	12.0%	$61.82	10.0%	$47.17	9.6%	$40.36	11.1%	$55.52		
Q1-10	12.6%	$61.93	9.9%	$46.32	10.0%	$38.95	11.6%	$55.38		
Q2-10	11.5%	$61.66	9.3%	$43.71	9.9%	$37.81	10.8%	$54.31	Trough	-25.6%

Source: Cushman & Wakefield Research

Annex 8

	Net Effective Rent	Asking Rent
1Q08	$69.48	$67.13
2Q08	$64.45	$71.59
3Q08	$62.40	$72.97
4Q08	$58.97	$69.44
1Q09	$46.64	$65.01
2Q09	$44.90	$60.23
3Q09	$42.89	$57.08
4Q09	$43.95	$55.52
1Q10	$40.54	$55.38
2Q10	$42.65	$54.31
3Q10	$42.19	$53.80
4Q10	$46.33	$54.34
1Q11	$50.31	$54.73
2Q11	$45.54	$55.52
3Q11	$45.02	$56.15
4Q11	$47.50	$57.23
1Q12	$47.77	$58.96
2Q12	$49.50	$58.86
3Q12	$49.12	$58.83
4Q12	$52.50	$59.54
1Q13	$50.55	$59.60
2Q13	$53.85	$61.81
3Q13	$50.15	$62.51
4Q13	$50.40	$63.40
1Q14	$49.44	$63.96
2Q14	$53.57	$64.82
1Q08-1Q10	-41.7%	-17.5%
1Q10-2Q14	32.1%	17.0%
3Q08-3Q10 (Peak to Trough)	32%	26%

B

A